ASANKO GOLD INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2018

DATED AS OF MARCH 27, 2019

SUITE 680 – 1066 WEST HASTINGS STREET
VANCOUVER, BRITISH COLUMBIA
V6E 3X2

PRELIMINARY NOTES

In this Annual Information Form (the “AIF”):

(i)	references to the “Company” or “Asanko” mean Asanko Gold Inc. and its subsidiaries, unless the context requires otherwise;

(ii)

references to the “AGM” mean the Asanko Gold Mine in which the Company holds a 45% interest through a 50:50 joint venture arrangement (the “JV”) with a subsidiary of Gold Fields Limited (“Gold Fields”);

(iii)

the Company uses the United States dollar as its reporting currency and, unless otherwise specified, all dollar amounts are expressed in United States dollars and any references to “$” mean United States dollars and any references to “C$” mean Canadian dollars;

(iv)	the Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board; and

(v)	all figures and descriptions as they relate to the JV are on a 100% basis, unless otherwise indicated

(vi)	production results are in metric units, unless otherwise indicated.

(vii)	all information in this AIF is at December 31, 2018, unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The Company cautions readers regarding forward-looking statements found in this AIF and in any other statement made by, or on the behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “estimates”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, or “might” occur. Forward-looking statements are made based on management’s beliefs, estimates and opinions and are given only as of the date of this AIF. Such statements may constitute “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

Forward-looking statements include, but are not limited to, statements with respect to:

  the future price of gold,

  the operating plans for the AGM under the JV between the Company and Gold Fields,

  the estimation of Mineral Reserves (as defined below) and Mineral Resources (as defined below),

  the realization of Mineral Reserve estimates,

  the timing and amount of estimated future production from the AGM, including production rates and gold recovery,

  operating costs with respect to the operation of the AGM,

  capital expenditures that are required to sustain and expand mining activities,

  the timing, costs and project economics associated with the JV’s development plans for the AGM,

  the availability of capital to fund the JV’s expansion plans and to fund the Company’s contributions to the JV’s development plans,

  the timing of the development of new deposits,

  success of exploration activities,

  permitting time lines,

  hedging practices,

  currency exchange rate fluctuations,

  requirements for additional capital,

  government regulation of mining operations,

  environmental risks and remediation measures,

  unanticipated reclamation expenses,

  title disputes or claims, and

  limitations on insurance coverage.

Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company’s current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and Company and the industry and markets in which the JV and Company operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The JV and Company’s actual future results or performance are subject to certain risks and uncertainties including but not limited to:

  risks inherent in joint venture mining projects, including the ability of the Company and Gold Fields to agree on the manner in which the AGM is operated and related expansion plans and capital expenditures;

  the value of the JV’s mineral reserves and its outlook for profitable mining from its operations is dependent on gold prices continuing to be approximately $1,250 and dependent on the JV achieving planned production rates and life-of-mine all-in sustaining costs per ounce of gold sold. Gold prices are driven by many factors including industrial demand and jewelry use, but gold also has speculative investment demand and so prices have been historically volatile and can be subject to long periods of depressed prices;

  the estimation of mineral resources and reserves is, to a significant degree, a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made in the engineering and geological interpretation of that data and such assumptions and judgment, may prove mistaken. The Company’s estimates of the JV’s resources and reserves may be subject to revision based on various factors, some of which are beyond the Company’s control, for example due to natural variations in geological structures and future gold price fluctuations;

  risks inherent in mineral project operation and developments, especially given that the Company does not have a controlling interest in the AGM and because the AGM operates in a developing economy such as Ghana’s, such risks including the risk of cost overruns, the inherent uncertainty of feasibility studies, the actual performance of production and recovery equipment deviating from expectations;

  developing economy risks including, but not limited to, uncertainties related to the legal, taxation and royalty regimes, the recovery of value-added taxes, security of title/tenure regime, labour laws, foreign ownership restrictions, foreign exchange and capital repatriation restrictions, indigenous population concerns and export regulations;

  operational risks associated with mining and mineral processing including experiencing lower grades than estimated, lower metal recovery than projected, lower metals prices than anticipated, unavailability of power and energy and health, safety and environmental risks;

  development and operational risks that may result in financial losses and the need to seek additional capital which may result in dilution to shareholders or the application of funds to debt repayment;

  general mining risks including environmental liability claims, risk of accident, unexpected ground conditions, and other risks for which insurance may not be available or affordable;

  other mining risks which affect all companies in the industry to various degrees include impact and cost of compliance with environmental regulations and the actions of groups opposed to mining, adverse changes in mining and reclamation laws and compliance with increasingly complex worker health and safety rules; and

  the risk factors described under the heading “Risk Factors” in, or incorporated by reference in, this AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company’s expectations regarding forward-looking statements or information contained in this AIF include, among others:

  the Company and Gold Fields will agree on the manner in which the JV will operate the AGM, including agreement on development plans and capital expenditures,

  the price of gold will not decline significantly or for a protracted period of time,

  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues,

  the ability of the JV and Company to comply with applicable governmental regulations and standards,

  the success of the JV and Company in implementing its development strategies and achieving its business objectives,

  the JV will have sufficient working capital necessary to sustain its operations on an ongoing basis and the Company will continue to have sufficient working capital to fund its operations and contributions to the JV, the ongoing update of the life of mine plan for the AGM will not change original conclusions as to the technical and economic feasibility of each of the AGM’s development projects, and the Company’s ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions.

The foregoing list of assumptions cannot be considered exhaustive.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. All factors including the risk factors contained in this AIF should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company undertakes no obligation to update forward-looking information if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law.

GLOSSARY

The Company uses the following defined terms in this AIF:

AARL	Anglo American Research Laboratories
AGM

The Asanko Gold Mine located in Ghana, West Africa. The AGM is also known as the “Project”. The Company’s 45% net interest in the AGM is held through a 50:50 JV with Gold Fields, with the Government of Ghana holding a 10% free- carried interest

AISC/oz (all-in sustaining cost per ounce of gold)

This is a non-GAAP financial measurement which the Company has adopted using World Gold Council's guidance for calculation of this number. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold. AISC is intended to assist the comparability of the operations of the JV and Company with those of other gold producers who disclose operating results using the same or similar guidance standards

Asanko or the “Company”	Asanko Gold Inc.

Asanko Gold Ghana

Asanko Gold Ghana Limited, a 45% owned Ghanaian affiliate of Asanko. Gold Fields acquired a 45% interest in Asanko Gold Ghana effective July 31, 2018, while the Government of Ghana has a 10% free carried interest in the Project under Section 8 of the Ghanaian Mining Act

Au	Chemical symbol for gold
Base Case or Phase 1

Phase 1 of the Project refers to the initial development of the Project to supply a 3Mtpa mill feed from the Nkran pit and four satellite deposits which entered into commercial production on April 1, 2016

BCBCA	Business Corporations Act (British Columbia)
brownfields

a reference to a mining project situated in an existing mining area with the result that environmental approval procedures are generally expedited as contrasted with a “greenfields” project which is a mine proposed for a previously non-mining area or an altogether undisturbed area

Carbon-in-leach process or “CIL”

a process used to recover dissolved gold inside a cyanide leach circuit. Coarse activated carbon particles are introduced in the leaching circuit and are moved counter-current to the slurry, adsorbing dissolved gold in solution as they pass through the circuit. Loaded carbon is removed from the slurry by screening. Gold is recovered from the loaded carbon by stripping in a caustic cyanide solution followed by electrolysis. CIL is a process similar to CIP (carbon-in- pulp) except that the gold leaching and the gold adsorption are done simultaneously in the same stage compared with CIP where the gold- adsorption stage follows the gold-leaching stage

CFPOA	Corruption of Foreign Public Officials Act of 1998, a Canadian anti-corruption law applicable to Asanko
concentrate	a product containing the valuable metal and from which most of the waste material in the ore has been eliminated
contained ounces	ounces in the mineralized rock without reduction due to mining loss or processing loss
CSA	CSA Global Pty Ltd., a geological, mining and management consulting company operating in numerous prominent mining jurisdictions.
CSR

corporate social responsibility, meaning the Company’s positive and meaningful contributions to the economic and social development of its host communities, while being a responsible corporate citizen, mitigating its impact on the environment and maintaining the highest health and safety performance

cut-off grade	the lowest grade of mineralized material considered economic; used in the estimation of mineral reserves in a given deposit
DCF Model	discounted cash flow model

depletion	the decrease in quantity of mineral reserves in a deposit or property resulting from extraction or production during a particular period
DFS and 12/17 DFS

the “Definitive Feasibility Study” technical report for the Asanko Gold Mine originally filed on SEDAR on July 18, 2017, which was subsequently amended and restated on December 20, 2017 (the latter version is herein the “12/17 DFS”)

DSFA

the Definitive Senior Facilities Agreement with Red Kite, which was fully drawn for a total of $150 million plus $13.9 million in unpaid interest that was accrued up to May 2016. The DSFA was repaid in total on July 31, 2018 upon the completion of the JV transaction with Gold Fields

dilution	an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body
EPA	the Ghanaian Environmental Protection Agency
ESIA	Environmental and Social Impact Assessment
Exchange Act	The United States Securities Exchange Act of 1934, as amended
FCPA	The Foreign Corrupt Practices Act of 1977, a United States federal law
FEED	Front End Engineering and Design for the plant upgrade and the overland conveyor associated with P5M and P10M.
Ghana	The Republic of Ghana
Gold Fields	Gold Fields Limited, the ultimate parent of the affiliates which own a 45% net interest in the AGM and also holds an equity interest in Asanko
g/t Au	Reference to ore grade in terms of grams of gold per tonne (1 g/t is equivalent to one part per million)
grade	the relative quantity or percentage of metal or mineral content
H1	the first half of the fiscal year of the JV and Company
H2	the second half of the fiscal year of the JV and Company
hedge	a risk management technique used to manage commodity price, interest rate, foreign currency exchange or other exposures arising from regular business transactions
hedging	The current purchase or sale of a future interest in a commodity made to secure or protect the future price of a commodity as revenue or cost and secure cash flows

IFRS	International Financial Reporting Standards
IRR	internal rate of return
IT	information technology
JV

The Asanko Gold Mine Joint Venture, a 50:50 joint arrangement with Gold Fields within which the AGM is owned and operated. The Company is the manager and operator of the JV and has a 45% economic interest in the JV, with Gold Fields also currently holding a 45% economic interest and the remaining 10% representing the government of Ghana’s free-carried interest

JVA	The Joint Venture Agreement that governs the management of the JV, effective July 31, 2018
LoM	Life of mine
LTIFR	rolling lost time injury frequency rate per million man -hours worked.
Moz	million ounces.
MRE	Mineral Resource Estimate
MRev	Mineral Reserve Estimate
Mt	Million tonnes
Mtpa	Mt per annum
NI 43-101	Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as adopted by the Canadian Securities Administrators
NPV	net present value, the value of projected future cash flow streams discounted to reach an estimate present value
NSR	net smelter returns, a proxy for the value to be received from refined minerals produced and shipped from the AGM
NYSE American	The NYSE American, formerly known as the NYSE MKT and prior to that the NYSE Amex
ounce	refers to one troy ounce, which is equal to 31.1035 grams
Phase 1 or Base Case

Phase 1 of the Project refers to the initial development of the Project to supply a 3Mtpa mill feed from the Nkran pit and four satellite deposits which entered into commercial production on April 1, 2016

PMI	PMI Gold Corp. which was acquired by Asanko in 2014 and which previously developed the Obotan deposit

Project	the Asanko Gold Mine, also known as the “AGM”
Project 5M or P5M

Project 5M (or “P5M”) is a two-stage planned upgrade to the AGM with first stage being the upgrade of the CIL plant’s throughput to 5Mtpa and the second stage to expand mining operations to integrate the Esaase deposit, including the construction of a 27-kilometer overland ore conveyor (as contemplated in the 12/17 DFS)

Project 10M or P10M

Project 10M (or “P10M”) means a future expansion project of the AGM which has the potential to increase production from about 200,000 ounces per annum to over 450,000 ounces per annum. Project 10M requires the construction of an additional 5Mtpa CIL plant to double throughput from 5Mtpa to 10Mtpa

Q	refers to a fiscal quarter
QA/QC	quality-assurance/quality control
Qualified Person

an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geosciences, or engineering, relating to mineral exploration or mining who has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice, and who has experience relevant to the subject matter of the mineral project or technical report, and who is in good standing with a professional association, as more fully referenced in NI 43-101

RAP	Resettlement Action Plan
RC	reversed circulation (a method of drilling)
recovery	the proportion of valuable material obtained during mining or processing, generally expressed as a percentage of the material recovered compared to the total material present
Red Kite	a special purpose lending vehicle of RK Mine Finance Trust I, the counterparty to the DSFA, which was discharged in July 2018
ROM	run of mine
royalty	cash payment or physical payment (in-kind) generally expressed as a percentage of NSR or mine production
RQD	rock quality designation
SAG	semi-autogenous grinding (ore is tumbled to smash against itself)

SEDAR	System for Electronic Document Analysis and Retrieval available on the Internet at www.sedar.com, (the Canadian securities regulatory filings website)
SEC	the United States Securities and Exchange Commission
SIB	Stay-in-business Capital
SMBS	Sodium Meta Bi Sulfate
stripping	in mining, the process of removing overburden or waste rock to expose ore
SO2	Sulfur dioxide
Spot price	the current price of a metal for immediate delivery
tailings	the material that remains after metals or minerals considered economic have been removed from ore during processing
Tailings Storage Facility or TSF	a containment area used to deposit tailings from milling
tonne

commonly referred to as the metric ton in the United States, is a metric unit of mass equal to 1,000 kilograms; it is equivalent to approximately 2,204.6 pounds, 1.102 short tons (US) or 0.984 long tons (imperial).

TSX	Toronto Stock Exchange
U.S. Securities Act	The United States Securities Act of 1933, as amended
volatility	propensity for variability. A market or share is considered volatile when it records rapid variations.
WAD	weak acid dissociable, often used with reference to cyanide concentration

GLOSSARY OF CERTAIN TECHNICAL TERMS

As a Canadian issuer, we are required to comply with reporting standards in Canada that require that we make disclosure regarding our mineral properties, including any estimates of mineral reserves and resources, in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this AIF have been prepared in accordance with NI 43-101.

This AIF uses the certain technical terms presented below as they are defined in accordance with the CIM Definition Standards on mineral resources and reserves (the “CIM Definition Standards”) adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM Council”), as required by NI 43-101. The following definitions are reproduced from the latest version of the CIM Standards, which were adopted by the CIM Council on May 10, 2014 (the “CIM Definitions”):

feasibility study

A comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a pre-feasibility study. The Company uses the term “12/17 DFS” to describe its current definitive feasibility study.

indicated mineral resource

That part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An indicated mineral resource has a lower level of confidence than that applying to a measured mineral resource and may only be converted to a probable mineral reserve.

inferred mineral resource

That part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and may not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

measured mineral resource

That part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

mineral reserve

The economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre-Feasibility Study or Feasibility Study.

mineral resource

A concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

modifying factors

Considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

pre- feasibility study

A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-Feasibility Study is at a lower confidence level than a Feasibility Study.

probable mineral reserve

The economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

proven mineral reserve	The economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.

CAUTIONARY NOTE TO US INVESTORS REGARDING DISCLOSURE OF MINERAL RESERVE AND RESOURCE ESTIMATES

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the United States Securities and Exchange Commission (the “SEC”) under the U.S. Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”). The SEC Modernization Rules have replaced the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7 (“Guide 7”), which have been rescinded. The Company is not required to provide disclosure on its mineral properties, including the AGM, under the SEC Modernization Rules as the Company is presently a “foreign issuer” under the U.S. Exchange Act and entitled to file continuous disclosure reports with the SEC under the MJDS Disclosure System between Canada and the United States.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, SEC will now recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probably mineral reserves” to be substantially similar to the corresponding CIM Definitions.

United States investors are cautioned that while the above terms are substantially similar to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as ”proven reserves”, “probable reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules.

United States investors are also cautioned that while the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” that the Company reports are or will be economically or legally mineable.

Further, “inferred resources” have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

For the above reasons, information contained in this annual report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated on September 23, 1999 as a British Columbia corporation under the Business Corporations Act (British Columbia) (the “BCBCA”). The Company changed its corporate name to Asanko Gold Inc. on February 23, 2013. The Company completed the acquisition of PMI Gold Corporation (“PMI”) on February 6, 2014 by way of a court approved plan of arrangement transaction.

The Company’s primary asset is its interest in the JV, which operates the AGM, located on the Asankrangwa gold belt in Ghana.

The Company’s common shares trade in Canada on the Toronto Stock Exchange (the “TSX”) and in the United States on the NYSE American, each under the symbol “AKG”. The Company is a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador. The Company’s common shares are registered under Section 12(b) of the United States Securities Exchange Act of 1934, as amended.

The Company’s registered and records office is located at Suite 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, British Columbia, V6E 4N7. The Company’s Canadian head office is located at Suite 680 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X2.

Inter-corporate Relationships

The Company had the following interests in affiliates and subsidiaries as at December 31, 2018:

Affiliate name	Jurisdiction	Interest
Asanko Gold Ghana Limited
Adansi Gold Company (GH) Limited
Asanko Gold Exploration (Ghana) Limited
Shika Group Finance Limited
Asanko Gold South Africa (PTY) Ltd.
Asanko International (Barbados) Inc.
Asanko Gold (Barbados) Inc.	Ghana Ghana Ghana Isle of Man South Africa Barbados Barbados	45% 50% 50% 50% 100% 100% 100%

The Company’s inter-corporate relationships with its subsidiaries and affiliates as at December 31, 2018 are illustrated in the chart below:

DESCRIPTION AND GENERAL DEVELOPMENT OF THE BUSINESS

Summary

The Company is Canadian-incorporated and headquartered. The Company’s vision is to build a mid-tier gold mining company through organic growth, exploration, strategic M&A activities and the disciplined deployment of its financial resources.

The Company’s principal asset is its interest in the JV, which operates the AGM located in Ghana, West Africa. The Company holds its 45% interest in the AGM through a 50:50 joint venture arrangement following the completion of a joint venture transaction with a subsidiary of Gold Fields Limited (“Gold Fields”) on July 31, 2018 (see section “General Development of the Business – Gold Fields Joint Venture Transaction”). The AGM was created in 2014 through the combination of the Asanko’s Esaase Gold Project with PMI’s Obotan Gold Project following Asanko’s acquisition of PMI in 2014. The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine satellite deposits. The mine is being developed in phases. The first phase comprised the construction of a 3 million tonne per annum (“Mtpa”) carbon-in-leach (“CIL”) ore processing facility and bringing the first pit, Nkran, into production (“Phase 1”). Gold production commenced in January 2016, commencement of commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.

General Development of the Business

Gold Fields Joint Venture Transaction

On March 29, 2018, the Company entered into a combination agreement (the “Combination Agreement”) and certain definitive agreements (the “JV Transaction”) with Gold Fields for the formation of a joint venture for the AGM (the “JV Transaction”) pursuant to which, among other things:

  the Company and Gold Fields would each own a 45% interest in Asanko Gold Ghana Limited (“AGGL”), the Asanko affiliate that owns the AGM, with the Government of Ghana continuing to retain a 10% free-carried interest in AGGL;

  the Company and Gold Fields would each own a 50% interest in Adansi Gold Company Ghana Limited (“Adansi Ghana”), the Asanko affiliate that owns a number of exploration licenses; and

  the Company and Gold Fields would each acquire a 50% interest in a newly formed entity, Shika Group Finance Limited (“JV Finco”).

In consideration for its interests in the JV, Gold Fields:

  contributed $165.0 million, representing its initial $164.9 million redeemable share investment in JV Finco, as well as its initial $0.1 million equity investments in AGGL, Adansi Ghana and JV Finco, respectively; and

  will contribute an additional $20.0 million redeemable share investment to JV Finco based on an agreed Esaase development milestone, but in any event by no later than December 31, 2019. Once this contribution is received by JV Finco, it is to be repaid immediately to the Company as a redemption of $20.0 million of the redeemable preference shares held by the Company.

The JV Transaction was completed, and the JV formed, on July 31, 2018. Concurrent with the closing of the JV Transaction, AGGL used the consideration received from the JV Transaction to repay in full all outstanding principal and accrued interest ($163.9 million) owing to Red Kite. There were no early repayment penalties associated with the DSFA.

In addition to the $185.0 million contribution paid/payable to the Company, Gold Fields purchased a 9.9% interest in the common shares of the Company via a private placement on April 4, 2018. Gold Fields purchased 22,354,657 common shares of the Company at $0.79 per common share, equal to the 5-day volume-weighted average price as of market close on March 27, 2018, for gross proceeds of $17.6 million.

In connection with the JV Transaction, the Company finalized the terms of the associated Joint Venture Companies and Shareholders’ Agreement (the “JVA”) that governs the management of the JV, in July 2018. Under the terms of the JVA, the Company remains the manager and operator of the JV and receives an arm’s length fee for services rendered to the JV of $6.0 million per annum (pre-tax). A Management Committee has been formed, with equal representation from both Asanko and Gold Fields, to govern the operating and development activities of the JV.

The JVA therefore established joint control of the JV and, effective July 31, 2018, the Company no longer retains control of the AGM and its associated mineral properties. Because the JV is structured within the legal entities of AGGL and Adansi Ghana, the JV represents a joint venture as defined under IFRS 11 – Joint Arrangements, and the Company commenced equity accounting for its interest in the JV effective July 31, 2018. At this date, the Company derecognized all the assets and liabilities of its former Ghanaian subsidiaries, as well as the carrying amount of previously recognized non-controlling interests in AGGL. Conversely, the Company recognized the fair value of the consideration received from Gold Fields, as well as the fair value of the investment that the Company retained in the JV.

Under the terms of the Combination Agreement, the Company entered into each of the JVA, the Services Agreement, the Investor Rights Agreement and the Registration Rights Agreement, the material terms of each of which are summarized below:

The JVA

The JVA has been entered into to govern the joint venture relationship between the Asanko and Gold Fields participating group (the “Participating Groups”) respecting the ownership and operation of JV Finco, AGGL and Adansi and the assets and liabilities of the JV which include the AGM. The Participating Groups own their respective interests in the AGM and other assets through the equal ownership of common share equity of each of AGGL, Adansi and JV Finco (collectively the “JV Companies”). The Government of Ghana continues to retain a 10% free-carried interest in AGGL.

The JVA includes the following material terms:

  Establishment of a management committee to oversee the operation and any development of the JV, with initial equal representation from the Participating Groups,

  Agreements as to board representation and management of each of the JV Companies with initial equal representation from the Participating Groups,

  Adjustment to management committee and board representation in the event of future changes in ownership of the JV Companies.

  Voting on the management committee and the boards of the JV Companies is in accordance with the Participating Groups’ respective JV ownership interests and is deemed to be 50:50 pending completion of the additional $20 million investment by Gold Fields.

  An expedited dispute resolution process by reference to an expert for “ordinary decisions”, which are all decisions which are not “Special Majority Decisions”. Special Majority Decisions require 85% voting approval by the and so will effectively require unanimity as long as the Participating Groups are 50:50. Special Majority Decisions principally include:
(1)	Approval of annual programs and budgets including changes from the previous year or to the life-of-mine business plan which vary by more than 6%.

(2)	Approval for monthly cash calls in an amount which is 100% or more of the monthly cash call forecasted under the then current approved program and budget.

(3)

Expansion of the area of the operations beyond the development area, the disposition or surrender or relinquishment of property titles, the disposal or sale of any assets whose book value exceeds $30 million, the abandonment of material operations, or approval of a closure plan.

(4)	The sale, lease or exchange of all or substantially all of the JV assets or merger or consolidation of any of the JV operations or entities with any other business or entity.

(5)	Placing the mining operations on "care and maintenance" unless they are projected to operate with negative cash flow beyond certain defined time and amount thresholds.

(6)	Any changes in the JV auditor, and engaging in certain financial transactions such as hedging or foreign currency obligations for the JV.

(7)	The JV borrowing in excess of $5 million and granting security interests in JV assets, and effecting other transaction types generally in excess of $5 million.

(8)	Initiating or settling lawsuits or arbitration proceedings in excess of certain thresholds.

(9)	Approval of any material delay of expenditure of more than the greater of 15% and $5 million in relation to an approved program and budget.

(10)

Any change in the constating documents or in the authorized capital of any JV Company or the taking of any steps to wind-up or terminate a JV Company or convert any shareholder loan of any JV Company into shares of that JV Company.

  Special Majority Decisions are not subject to expert determination or arbitration and each Participating Group is permitted to vote on them in its own self-interest.

  Asanko will act as Manager (or operator) under the Services Agreement, which establishes the duties and responsibilities of Asanko as Manager and the manner of determination of the compensation payable to Asanko as Manager. Compensation is agreed to be (and shall not exceed that amount except for US inflation) approximately $6 million per year. Asanko can be removed for customary reasons including misconduct, insolvency and JV equity dilution of its interest below a 30% interest in the JV.

  The manner of preparation and approval of programs and budgets for the AGM and timing for their adoption and implementation.

  The parties have agreed that funding for the JV will generally come firstly from cash flow from AGM operations, secondly from third party borrowings by the JV and lastly from cash calls to the Participating Groups themselves. Where program funding is requested of the parties in excess of $20 million per year, a Participating Group may elect to fund a lesser amount of the program or none at all and may in such case suffer equity dilution in the JV if the other Participating Group funds the shortfall.

  The JVA has equity dilution provisions based on the amount of non-participation in a program calculated as a fraction of the amount not funded divided by the appraised value of the JV. The JVA also has additional penalty equity dilution of 50% of the voluntary dilution amount where a Participating Group commits to a program funding but fails to timely provide it and the other Participating Group makes a cover payment to provide the JV with the required funding.

  Under the JVA each Participating Group has the right to undertake sole risk development in respect of a new development program which is supported by a “positive” (≥ 15% rate of return) feasibility study where the other Participating Group declines to participate. In such event the funding Participating Group will act as Manager to implement the new development and must include compensation to the other Participating Group for any interference in existing mine operations. The other Participating Group may elect to back-in to the new development by paying its pro rata share plus a 50% risk premium within 6 months of project completion. If the other Participating Group does not elect to back-in, then the sole risk Participating Group will be entitled to priority to 100% of cash flow of the new development until its payback (recovery of all carried costs plus interest) plus a 100% risk premium. After achieving invested funds payback including interest, plus a 100% premium, the sole risk Participating Group may be required by the other Participating Group to contribute its priority cash flow rights to the JV for $1.

  The JVA defines customary events of default and remedies of a non-defaulting Participating Group against a defaulting Participating Group, including circumstances where the sale of the interest of a defaulting Participating Group may be compelled, subject the ability of the defaulting Participating Group to make cover payments where defaults may be remedied within an agreed period of time.

  The JVA has provisions relating to capital accounts, records, other accounts, reports and audits and establishes the criteria for adjustment and determination of distributable cash.

  The JVA has restrictions on transfer and manner of sale obligations, including rights of pre- emption as well as mechanics for dispute resolution including use of arbitration insofar as possible to resolve disputes.

Services Agreement

The Services Agreement includes the following material terms:

  The Company will act as “Service Provider” under the JVA and provide AGGL and Adansi with technical and non-technical support and assistance in relation to the operation of the AGM and related properties in accordance with the JVA.

  The services to be provided will be to enable each of AGGL and Adansi to properly conduct its operations in accordance with the strategic and operational goals determined by the management committee under the JVA and implement approved programs and budgets under the JVA.

  The Company is entitled to receive services fees based on the Company’s direct costs plus an agreed mark-up, plus an additional fee associated with supervised costs (costs incurred by a joint venture company which are supervised by the Company), subject to a service fee cap of $6.0 million in any fiscal year and with an expectation that the service fees will aggregate approximately $6.0 million (subject to US inflation) in each fiscal year.

  The Company’s appointment is for the life of the AGM, subject to the terms of the Services Agreement, and the agreement will remain in force for the longer of the current life-of-mine plan and sixteen (16) years.

  The Company may be required to resign as Service Provider upon the occurrence of certain events, including upon the occurrence of events of default, certain changes of control relating to the Company, the Company’s ownership interest in the JV dropping below 30% and upon a Special Majority Decision under the JVA.

Investor Rights Agreement

Under the Investor Rights Agreement, Asanko and Gold Fields have agreed as follows:

  The Company has granted Gold Fields a pre-emptive right to maintain its prevailing equity interest in the Company (currently 9.9%) in the event that the Company issues common shares in future. The pre-emptive right excludes certain types of share issuance, such as those for strategic acquisitions and incentive options, however Gold Fields will have the right to “top-up” to its prevailing percentage before such excluded issuances through participation entitlement in Asanko’s next offering of shares for cash. If Gold Fields sells down its position or fails to take up Asanko shares when offered, the pre-emptive right percentage reduces. The pre- emptive right ceases on the earlier of Gold Fields being reduced below 5% (provided that Gold Fields has had the opportunity to “top-up” its pro-rata percentage in an offering of shares for cash prior to any termination for reduction below 5%), or April 4, 2023.

  Gold Fields has agreed not to vote its Asanko shares against (i) Asanko’s proposed nominees for election to the board of directors of the Company; or (ii) any other matters comprising annual shareholder meeting business or which are otherwise ordinary course of business (however Gold Fields may always abstain from voting).

  In the event Gold Fields wishes to dispose of its Asanko shares in an amount greater than 2% of the outstanding shares, it has agreed to help ensure an orderly market by allowing the Company a short opportunity to first seek to source purchasers for such shares. Gold Fields has also agreed to negotiate in good faith with any prospective purchasers identified by the Company with the objective of completing a sale(s) to the proposed purchasers.

  Until April 4, 2019, Gold Fields will standstill and not acquire more than 9.95% of the Company, or enter into any agreement or make any offer to acquire any material property or assets of the Company or to propose or seek to effect any amalgamation, merger, arrangement or other business combination or restructuring transaction with respect to the Company. Gold Fields would be released from the standstill early in certain customary events where Asanko is put into play.

Registration Rights Agreement

The Registration Rights Agreement includes the following material terms:

  Gold Fields has been provided with both demand and piggyback registration rights to cause the Gold Fields private placement shares to be qualified for resale both in Canada and the United States under applicable Canadian and United States securities laws.

  The demand registration rights are subject to two demand requests in any year, limitations relating to black-out periods and other customary limitations.

  The piggyback registration rights are subject to the qualification not having any material adverse impact on the Company’s proposed offering and other customary limitations.

  Asanko will generally be responsible for all registration expenses.

  The Registration Rights Agreement includes customary provisions relating to registration procedures and indemnification.

Red Kite Agreements

Senior Facilities Agreement

For the purpose of funding Phase 1 of the Project, the Company entered into a Definitive Senior Facilities Agreement (“DSFA”) with a special purpose vehicle of RK Mine Finance Trust I (“Red Kite”) in 2013. The DSFA was previously drawn in a total principal amount of $150.0 million, plus $13.9 million in unpaid interest that was accrued up to May 2016. The DSFA bore interest (in advance) on a quarterly basis at a rate of LIBOR +6%, subject to a floor LIBOR rate of 1%. The DSFA was repaid in total on July 31, 2018 upon the completion of the JV transaction with Gold Fields (see section “General Development of the Business – Gold Fields Joint Venture Transaction”).

Performance under the DSFA was fully secured by the assets of the Company’s (then) Ghanaian subsidiaries, affiliate share charges and guaranteed by the Company.

Offtake Agreement

In October 2013, the Company entered into an offtake agreement with Red Kite in connection with the DSFA, as amended in July 2014 (the “Offtake Agreement”), pursuant to which Red Kite is entitled to purchase at market, 100% of the future gold production of the AGM to a maximum of 2.2 million ounces. The gold sale price will be a spot price selected by Red Kite during a nine-day quotational period following shipment. A provisional payment of 90% of the estimated value of the gold is made one business day after delivery, with the remaining balance payable 10 business days after shipment. The Offtake Agreement remains in effect until all outstanding ounces have been delivered to Red Kite or the JV elects to terminate the offtake and pay the associated termination fee. The JV can terminate the Offtake Agreement subject to the payment of a termination fee in an amount dependent upon the total funds previously drawn under the DSFA as well as the amount of gold delivered under the Offtake Agreement at the time of termination. As of December 31, 2018, 590,511 ounces of gold have been delivered to Red Kite under the Offtake Agreement.

Fiscal 2016 (Year ended December 31, 2016)

The AGM completed the finalization of capital expenditures on Phase 1 for $292 million, approximately $3 million under the budget of $295 million.

Ore commissioning of the milling and CIL circuits was completed in Q1 2016. On April 1, 2016, the Company declared commercial production for Phase 1 of the AGM, a full quarter ahead of schedule. Commercial production was declared as a result of the mine achieving a number of key milestones including the mill processing at 111% of design capacity and gold recovery exceeding design during the month of March. Steady state production was achieved at the AGM by the end of Q2 2016.

During the second quarter of 2016, the DSFA was amended in order to defer the repayment of the principal for two years (being the principal deferral period). The amendment provided that the first principal repayment would be payable on July 1, 2018 after which the facility would be repaid in nine equal quarterly installments, with the last repayment on July 1, 2020. The AGM would be required to continue to pay quarterly interest in advance on the loan facility during the principal deferral period. There were no other changes to the existing debt facility terms. A deferral fee of 2% of the loan principal was paid commensurate with signing the amendment. The amendments were considered to be a modification of the previous DSFA; the deferral fee of $3.275 million was paid during the second quarter 2016 and was deferred to the loan balance and was being amortized with previously deferred debt financing costs over the remaining life of the DSFA based on the revised effective interest rate of 10.6% ..

The AGM completed the acquisition of a new exploration target, Akwasiso, located 9kms north-east of the processing facility. The AGM completed 10,000 metres of drilling over 81 holes with visible gold intercepts and extensive mineralized intersections of similar style to the main Nkran pit. The results of the drill program would be included in the definitive feasibility study that was published on July 18, 2017 (the “DFS”) and subsequently amended and restated on December 20, 2017 (the latter the “12/17 DFS”). During September 2016, a mobile crusher was commissioned to mitigate a bottleneck in the primary crushing complex and the processing plant operated at 20% above design capacity. On October 25, 2016, the AGM received the Environmental Invoice (a pre-cursor to receiving the final Environmental Permit) from the relevant Ghanaian regulatory authorities for the development of the new Esaase mine. Following the receipt of the Environmental Invoice, the Board of Directors gave approval to proceed with P5M, and the AGM commenced with front-end engineering design (“FEED”) for the plant upgrade and the overland conveyor associated with P5M and P10M.

Grades increased steadily during the three quarters post the commencement of commercial production (2.0g/t average mined grade in Q4 2016) as the central mineralized domains in the Nkran pit were exposed. A total of 147,501 ounces of gold were produced following the commencement of commercial production (a nine-month period ending December 31, 2016), and 147,950 ounces were sold at an average price of $1,247/ounce for gross gold revenue of $184.5 million.

The 2016 near mine exploration program yielded success with the delineation of Mineral Resources and Reserves at the Adubiaso Extension and Nkran Extension, results of the which would be included in the 12/17 DFS. In December 2016, Asanko received the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year for the Obotan Cooperative Credit Union project, an initiative aimed to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the AGM catchment area.

Fiscal 2017 (Year ended December 31, 2017)

During January 2017 the Environmental Protection Agency (“EPA”) issued its environmental permit for mining operations at Esaase and the overland conveyor to the AGM processing facility. This critical step was achieved following the EPA’s approval of the Environmental Impact Statement. The Minerals Commission also issued the mine operating permit for the Esaase mine.

An updated Mineral Resource Estimate (“MRE”) and Mineral Reserve Estimate (“MRev”) for the AGM was published on February 24, 2017 (effective December 31, 2016), including three near-mine exploration deposits, Akwasiso, Nkran Extension and Adubiaso Extension. See: “Mineral Resource and Mineral Reserve Estimates” and “Asanko Gold Mine Mineral Reserve Statement”.

During Q1 2017, there was a partial failure on the western wall of the Nkran pit, however due to the mitigation measures which had been put in place, as well as the slope stability radar (which was instrumental in predicting geotechnical issues in the walls of the pit since mining began) there was no impact on either production or safety in the pit.

The Cut 2 pushback of the Nkran pit commenced during the Q2 2017 and initially focused on the western wall sequence, which included an additional 1.1Mt of waste material to align updated side wall designs to geotechnical recommendations received from SRK in the slump area. Once the required design elevation was reached on the western wall, the southeast sequence of the cut commenced, which continued in this area throughout the remainder of 2017.

Mining operations adopted the new MRE and updated grade control estimation processes during Q1 2017, which were fully implemented by the end of April 2017. That new MRE and associated grade control processes were fully implemented and have been operational since May 2017.

During 2017, the AGM refined its mining reconciliation process relative to the reserve model and, as a result, identified that blast movements were impacting ore losses and dilution. In response, blast movement monitoring technology was deployed in the Nkran pit to address the issue to align ore losses and dilution to design levels.

Pre-stripping and mining activities commenced at Akwasiso in June 2017. Early ore mining operations experienced higher levels of previously disturbed surface material from historic artisanal workings than expected which resulted in less oxide tonnes and lower grades reporting to the mill. As a result of the deeper levels of historic artisanal workings at Akwasiso, combined with the then identified ore loss and dilution metrics at the Nkran pit, the AGM revised its 2017 guidance to 205,000 to 225,000 ounces (compared to the previous guidance of from 230,00 to 240,000 ounces) at all-in sustaining cost per ounce of gold sold (“AISC”) of $920 to $960/oz.

At Dynamite Hill, the second satellite pit to be brought into production, site establishment commenced during 2017 in preparation of mining operations which commenced in Q4 2017. This included 3,096m of grade control drilling which validated the resource model and confirmed the mine plan and oxide ore volumes.

On July 18, 2017, the Company published its DFS for the AGM, which included an updated MRE with an updated Mineral Resource constraining pit shell assuming a gold price of $1,500/oz. The AGM reserves were unchanged and included 101Mt at 1.57 g/t for 5.1 million ounces of contained gold, based on a $1,300/oz gold price.

Commissioning and ramping up to name plate capacity of the P5M volumetric upgrades (part of the first stage of P5M) was completed during 2017, ahead of schedule and under budget. The processing facility continued to operate above expectations, processing 3.7Mt during 2017, with a feed grade of 1.8 g/t. Importantly, the processing plant achieved record milling rates of 1.1Mt for Q4 2017 including an annualized milling rate of 5Mtpa for the month of December.

During 2017, the AGM produced 205,047 ounces, in line with its revised 2017 production guidance of 205,000 – 225,000 ounces. The AGM achieved an industry-leading safety record of 0.17 LTIFR, despite one lost time injury occurring during Q1 2017.

The AGM acquired the Miradani Mining Lease (the “Miradani Project”), which is adjacent to the AGM, from AngloGold Ashanti.

Fiscal 2018 (Year ended December 31, 2018)

In February 2018, the AGM agreed to a new term sheet with Red Kite, whereby the AGM would be able to defer the repayment of principal associated with the long-term debt facility by up to three years (repayment commencing on July 1, 2021) subject to certain fees, terms and conditions.

On July 31, 2018, the Company completed the JV Transaction with Gold Fields that was announced on March 28, 2018. Concurrent with the completion of the JV Transaction, the DSFA was extinguished with the injection of $165.0 million from Gold Fields.

During 2018, the AGM completed the P5M recovery upgrades to the plant and also commissioned a secondary crusher, allowing the AGM to achieve record annual milling rates of 5.2Mt and producing 223,152 ounces, in excess of the top-end of its 2018 production guidance of 200,000 – 220,000 ounces at AISC of $1,072 per ounce, at the lower end of its 2018 cost guidance of $1,050 - $1,150 per ounce.

Expansion Plans

The Company has developed plans for two possible production expansions at the AGM, which combined have the potential to increase production from the current capacity of approximately 225,000 ounces per annum to about 450,000 ounces per annum. These two production expansion projects are known as the “Project 5M” or “P5M” and the “Project 10M” or “P10M”. These projects are named with reference to their projected throughput of ore so that Project 5M will upgrade the existing CIL plant’s throughput from 3.6Mtpa to 5Mtpa.

The first stage of P5M, involving the brownfield modifications and upgrades to the CIL processing plant to increase throughput to 5Mtpa, was approved in November 2016. The AGM completed the volumetric and recovery upgrades to the plant as of December 2017 and Q2 2018, respectively. The processing plant milled 5.2Mt during the year ended December 31, 2018.

The second stage of Project 5M (as contemplated in the 12/17 DFS) includes:

(a)	the development of the nearby Esaase deposit; and
(b)	the construction of a 27km overland conveyor to integrate the Esaase deposit with the Obotan P5M processing facility.

While construction of the overland conveyor was originally contemplated, and is reflected in the 12/17 DFS, consideration is now being given to road haulage of ore by truck, however no determination on this option has been made to date.

During Q4 2018, the initial development of the requisite infrastructure at Esaase, and temporary haul road to connect the Esaase pit to the existing haul road network, commenced. Site establishment by the mining contractor and the haul road were completed by the end of Q4 2018. A bulk sample was mined and processed through the central processing facility during Q4 2018. The trial mining operation, which commenced in January 2019, and will continue until end of June 2019, is focused on mining the surface oxides of the deposit. Mining is restricted to day shift only, with minimal blasting, and the material is being trucked to the processing facility via the newly commissioned haul road.

A second planned expansion project, known as Project 10M, comprises the construction of an additional 5Mtpa CIL ore processing plant in order to double plant capacity from 5Mtpa to 10Mtpa.

These P5M and P10M expansion projects were originally analyzed in a technical report called “Asanko Gold Mine– Definitive Feasibility Study – National Instrument 43-101 Technical Report” with an effective date of June 5, 2017. This report was amended and restated to clarify certain of its contents and filed on SEDAR on December 27, 2017. The 12/17 DFS is the primary source for the current technical information referenced in this AIF. The summary of the 12/17 DFS is re-produced below under “Mineral Properties”. However, please see section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

The implementation of the second stage of P5M and P10M will require a special majority decision of the Management Committee of the JV partners (see section “General Development of the Business – Gold Fields Joint Venture Transaction”) and is dependent on the balance sheet of the JV, ability and willingness of the JV Partners to fund any required equity or subordinated loan portion of the project costs, financing opportunities, the outlook for gold prices, and capital market conditions. Accordingly, there is no assurance that the JV will proceed with either the second stage of P5M or P10M.

Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan

Prior and subsequent to the conclusion of the JV Transaction in July 2018, the Company's technical team, together with input from Gold Fields’ technical team, has been systematically conducting work to improve and update all the previous MRE and MRev for all the planned pits within the AGM. The results of this process are expected to reflect the ongoing geological understanding and experience garnered from a substantial period of mining operations. In the first instance, this work is being done both to reflect the ongoing mining activities and improved structural interpretations at Nkran. Secondly, a detailed reinvestigation of the controls to mineralisation within the Esaase deposit has also been initiated. This work at Esaase involved:

(i)	the drilling of an additional 4,900m of RC drilling (84 new RC holes) to more accurately delineate the surface oxide potential. All samples were sent to an external laboratory for fire assay analysis.

(ii)

a re-log program of 43,000m (163 holes) of historical diamond drilling to improve the structural and lithological interpretation of the controls to mineralisation, including the development of new wireframes.

In addition, the JV partners are reviewing the geostatistical modelling methodologies best suited to the various deposits. All of the work described above is now being used to improve and update the MRE and MRev for all known deposits within the AGM.

Initial indications are that some of the previously estimated resources at Esaase categorized as measured and indicated may be reclassified as inferred resources which will result in a reduction of Esaase gold reserves. Notwithstanding the reclassification, the global resource gold ounces at Esaase are likely to remain approximately the same.

All other technical aspects informing our 2019 Life of Mine (“LoM”) Plan such as the geotechnical, hydrogeological and metallurgical design parameters are also being re-evaluated with our JV partners and independent experts. The recent experience and knowledge gained from the bulk sample exercise at Esaase will also be incorporated into our 2019 LoM Plan. The capital and operating costs are also under review, including the optimal ore transportation solution linking Esaase to the central processing facility at Obotan, in order to take into account inflation, scope and commodity price changes. All this additional work will inform and confirm the optimal long-term ore transportation solution and associated capital and operating cost. These technical items together with the review of the MRE and MRev will culminate in an updated 2019 LoM Plan which will include updated project economics for the AGM’s development projects. The reclassification of measured and indicated resources at Esaase and the incorporation of updated design parameters and cost information are not expected to reverse the conclusions of the 12/17 DFS that the Esaase deposit is technically and economically feasible, but may impact adversely on the estimates of net present value (“NPV”) in the 12/17 DFS which, as the sensitivity analysis of NPV shows, is affected by a number of factors including resource size, metal prices, capital costs and operating costs. The 2019 LoM Plan is expected to be presented to the JV partners in Q2 2019.

Specialized Skill and Knowledge

Various aspects of the mining business of the JV and Company require specialized skills and knowledge, including skills and knowledge in the areas of permitting, geology, drilling, metallurgy, logistical planning, mine design, engineering, construction and implementation of exploration programs as well as finance, risk management and accounting. Much of the specialized skill and knowledge is provided by the management and operations team of the Company and JV. The JV and Company also retains outside consultants with additional specialized skills and knowledge, as required. However, it is possible that delays and increased costs may be experienced by the JV and Company in locating and/or retaining skilled and knowledgeable employees and consultants in order to proceed with its planned exploration and development at its mineral properties.

Competitive Conditions

Asanko and the JV competes with other mineral resource exploration companies for financing, for the acquisition of new mineral properties, for the recruitment and retention of qualified employees and other personnel, as well as operating supplies. Many of the mineral resource exploration and development companies with which Asanko and the JV competes have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on acquisitions of mineral properties of merit, on exploration of their mineral properties and on development of their mineral properties. In addition, they may be able to afford more geological expertise in the targeting and exploration of mineral properties. This competition could result in competitors having mineral properties of greater quality and interest to prospective investors who may finance additional exploration and development.

Cycles

The mining business is subject to mineral price cycles. The marketability of minerals is also affected by worldwide economic cycles. At the present time, the significant demand for minerals in many countries is driving commodity prices, but it is difficult to assess how long such demand may continue. Fluctuations in supply and demand in various regions throughout the world are common.

The JV’s revenues may be significantly affected by changes in commodity demand and prices. The ability of the JV to fund ongoing exploration and development is impacted by the sale of gold produced by the mine and the proceeds of such sales. As market fluctuations affect the price of gold, proceeds from the sale of the gold produced by the JV can be affected accordingly. As well, the ability of the JV and Company to continue development, exploration and increased production is affected by the availability of financing which, in turn, is affected by the strength of the economy and other general economic factors.

Economic Dependence

As a producer of gold, the JV is not considered to be dependent on any particular sales contract as the market for gold is deep and worldwide. In fact, under the terms of the DSFA, the JV is required to sell all of its production to Red Kite (up to a maximum of 2.2 million ounces of gold). The JV could be considered to be significantly dependent upon key operational contracts associated with contract mining services (for blast, load, haul and drilling), fuel supply and processing consumables. As the JV’s gold production increases and sales of its produced minerals continue to add value, the JV is expected to be in a position to augment its working capital with its sales and lessen its reliance on funding from the Company and its JV partners. The Company and the JV may renegotiate their supplier contracts from time to time in the ordinary course of business and believes that the supplier arrangements of the Company and JV could be, if necessary, replaced by other suppliers.

Environmental Protection

The JV’s properties are subject to stringent laws and regulations governing environmental quality. Such laws and regulations can increase the cost of planning, designing, installing and operating facilities on the JV’s properties. However, it is anticipated that, absent the occurrence of an extraordinary event, compliance with existing laws and regulations governing the release of emissions in the environment or otherwise relating to the protection of the environment, will not have a material effect upon the JV’s current operations, capital expenditures, earnings or competitive position.

Employees

At December 31, 2018, the JV had approximately 386 full-time employees, and 138 temporary workers employed across its site operations and corporate and regional offices. At the same time, the Company had approximately 24 full-time employees employed across its corporate and regional offices.

Foreign Operations

All of the JV’s mine development operations are currently conducted in Ghana, a foreign jurisdiction, and as such, the JV’s operations are exposed to various levels of political, economic and other such risks and uncertainties as: military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; changes to export regulations and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

In the past, Ghana has been subject to political instability, changes and uncertainties, which if such instability were to recur, may cause changes to existing governmental regulations affecting mineral exploration and mining activities. Ghana’s status as a developing country may make it more difficult for the JV or the Company to obtain any required financing for its projects.

The JV’s operations and properties are subject to a variety of governmental regulations governing worker health and safety, employment standards, waste disposal, protection of historic and archaeological sites, mine development, protection of endangered and protected species and other matters.

The JV’s mineral exploration and development activities in Ghana may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the JV’s activities or the maintenance of its properties.

Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations and financial condition of the JV and the Company. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income and other taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the operations and financial condition of the JV and the Company. Future changes in applicable laws and regulations or changes in their enforcement or regulatory interpretation could negatively impact current or planned exploration and development activities on the AGM or in respect of any other projects in which the JV or the Company becomes involved. Any failure to comply with applicable laws and regulations, even if inadvertent, could result in the interruption of exploration and development operations or material fines, penalties or other liabilities.

Free Carried Interest to the Ghanaian Government

Section 43.1 of the Ghanaian Minerals and Mining Act of 2006 (the “Ghanaian Mining Act”), (Government Participation in Mining Lease) provides: Where a mineral right is for mining or exploitation, the Government shall acquire a ten percent free carried interest in the rights and obligations of the mineral operations in respect of which financial contribution shall not be paid by Government.

In order to achieve this legislative objective, 10% of the common shares of AGGL, the Company’s Ghanaian affiliate which owns the Obotan and Esaase properties, have been issued into the name of the Government of Ghana. The government has a nominee on the board of the JV. There is no shareholder agreement between AGGL and any of its shareholders and the 10% ownership stake of the Government of Ghana represents a capital non-contributing interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of AGGL, but does not have to contribute to its capital investment (but does in effect suffer its share of operating losses which need to be recovered before dividends accrue). The Government of Ghana is not a party to nor subject to any JV agreements between the Company and Gold Fields.

Ghanaian Mining Royalties and Taxes

On March 19, 2010, the government of Ghana amended section 25 of the Ghanaian Mining Act which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The Ghanaian Mining Act now requires the holder of a mining lease, restricted mining lease, or small-scale mining license to pay a royalty in respect of minerals obtained from its mining operations to Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder.

Changes to the Ghanaian tax system were announced and substantively enacted during the year ended March 31, 2012. Corporate tax rates rose from 25% to 35% and capital deductions were reduced from an 80% deduction in year one to a straight-line depreciation of 20% per year over 5 years.

Social and Environmental Policies

CSR Policy

Asanko believes that corporate social responsibility is integral to meeting its strategic objectives as it will ensure that the Company and the JV maintain its social license to operate, enhance its reputation with all its stakeholders, improve its risk management, reduce the AGM’s cost of production and both directly and indirectly benefit the communities that the JV and the Company operate in, beyond the life of the JV’s mines.

The approach of the JV to its corporate social responsibility (“CSR”) is based on the following principles:

  Complying with its corporate governance principles, national and international laws, industry codes and being a responsible corporate citizen.

  Mitigating its impact on the environment.

  Maintaining a high-level Health and Safety performance.

  Actively identifying opportunities to make a positive and meaningful contribution to the communities that the JV operates in beyond the life of the JV’s mines.

  Contributing to the economic and social development of the JV’s host countries.

  Developing its employees.

  Adhering to the values of the JV and the Company and demonstrating them in its behavior.
  The JV follows the following guidelines in its CSR conduct:

  Embrace the objectives of the African Mining Vision and the Global Reporting Initiative in the CSR reporting of the Company and the JV.

  Regularly engage with its stakeholders and take into consideration their perspectives, concerns, customs and cultural heritage before acting .

  Work closely with landowners prior to commencing activities on the ground, and negotiate fair compensation for such activities where appropriate.

  Hire local, regional and national residents and use goods and services from the JV’s local communities wherever possible, without compromising the JV’s quality and efficiency standards.

  Uphold fundamental human rights and do not interfere or take sides in politics or social issues.

  Work with unified local committees to identify and prioritize community development projects intended to promote long-lasting livelihood improvements.

  Do not tolerate any unethical behavior by any stakeholder involved in the JV’s business.

Social Investment Initiative

On December 6, 2016, the Company announced that the AGM had been awarded the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year, for the Obotan Cooperative Credit Union (“OCCU”) initiative. The OCCU aims to increase access to financial capital and other financial services to assist small businesses address the challenge of access to credit and to support the development of economic growth in and around the AGM catchment area. The OCCU was launched in December 2015, before the AGM had poured first gold, and now has over 1,700 members and more than GHS790,000 in assets. The OCCU is sponsored by the JV and the German government-backed development organization, Deutsche Gesellschaft für Internationale Zusammenarbeit GmbH, and is also an affiliate member of the Credit Union Association of Ghana.

Environmental Policy

Asanko and the JV work diligently to provide safe, responsible and profitable operations whilst ensuring sustainable natural resources development for the benefit of its employees, shareholders and host communities. The Company and the JV also work diligently to protect and conserve the natural environment for future generations.

In adopting the following principles, the JV intends to drive continuous improvement and excellence in environmental performance:

  The JV will communicate its commitment to excellence in environmental performance to its employees, contractors, government agencies and the community.

  The JV will comply with host country laws and regulations, and will augment these with appropriate international guidelines and best practice environmental management.

  The JV will allocate the necessary resources to ensure it meets its reclamation and environmental obligations.

  The JV strives to prevent pollution of air, land and water, and will implement appropriate waste management practices.

  The JV strives to be energy efficient in everything the JV does.

  The JV will explore opportunities with government agencies and communities to remediate and mitigate historic mining impacts on acquired properties.

  The JV will develop and utilize an Environmental Management System that ensures prioritization, planning, implementation, monitoring, review and transparent reporting.

  The JV will routinely set and review environmental targets and performance for each project and report on progress to its employees, shareholders, government agencies and the community.

MINERAL PROPERTIES

The Asanko Gold Mine

The AGM is operated in a 50:50 joint venture with Gold Fields, however, all amounts and descriptions within this “Mineral Properties” section as they relate to the AGM are on a 100% basis, unless otherwise indicated. The following is a summary description of the project known as the AGM and is a direct extract and reproduction of the summary, without material modification, contained in the National Instrument 43-101 Technical Report entitled “Asanko Gold Mine Definitive Feasibility Study (Amended and Restated)” with an effective date of June 5, 2017, amended and restated December 20, 2017. The 12/17 DFS was prepared on behalf of Asanko by Charles Muller, B.Sc. Hons (Geology), Malcolm Titley, BSc (Geology and Chemistry), MAIG; MAusIMM, Phil Bentley, MSc (Geology), MSc (Mineral Exploration) Pr. Sci. Nat. SACNASP, Thomas Kwabena Obiri-Yeboah, B.Sc Eng (Mining), PrEng, Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM, Dave Morgan, M.Sc. Eng (Civil), CP Eng, Douglas Heher, B.Sc Eng (Mechanical), PrEng and Godknows Njowa, M.Sc Eng (Mining), PrEng, each of whom is an independent Qualified Person. The work and conclusions of the 12/17 DFS are disclosed in accordance with NI 43-101.

The JV is intending to develop the AGM in two phases, with the first phase being largely based on the Obotan Project as initiated by PMI. It was envisioned by the Company that the Esaase pit would be assessed for development in a second phase. The construction of the first phase was completed in early 2016. Gold production commenced in January 2016, commercial production was declared on April 1, 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016. The AGM completed the volumetric upgrades associated with P5M during 2017 and the P5M recovery upgrades in 2018, whilst commencing infrastructure development and a bulk sample of the Esaase deposit in late 2018. The balance of P5M is expected to be carried out in 2019, dependent on the balance sheet and financing opportunities of the JV, the Company and its JV partners, as well as favourable market conditions.

Investors are cautioned that the MRE and MRev included below have not been adjusted to take into account production since the effective date of the 12/17 DFS (being December 31, 2016). In addition, it is anticipated that the 2019 LoM Plan will provide updates as to the second phase of P5M and the P10M expansion plans, which will include updated project operating and capital costs. See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

All amounts for MRE and MRev and project economics, including NPR, IRR and Capital Payback, are presented for the AGM as a whole, without adjustment for Asanko’s ownership in the JV.

The 12/17 DFS

The 12/17 DFS evaluates the expansion of the AGM from the current open pit mining and processing operation to include an expanded processing facility and to bring the Esaase deposit into production. The status of the JV’s determinations as to proceeding with these expansion plan scenarios is discussed above under “Description and General Development of the Business – Expansion Plans”. The 12/17 DFS evaluated the Project in the following three scenarios:

Base Case: Current operation (previously referred to as Phase 1) - as commissioned in Q1 2016:

  CIL processing facility, located at the Obotan project site, operating at 3.6Mtpa (design was originally 3Mtpa)

  Tailings Storage Facility (“TSF”)

  Life of Mine (“LoM”) approximately 10 years to 2026

  Ore sources: Nkran and Satellite pits

P5M Expansion

  Existing CIL processing facility at Obotan upgraded from the current 3.6Mtpa to 5Mtpa (Brownfields expansion)

  Overland conveyor constructed from Esaase to Obotan

  Power line from Obotan to Esaase constructed

  Esaase deposit brought into production at 2Mtpa run of mine (“ROM”)

  Ore sources: Nkran, Satellite pits and Esaase, upon commissioning of the conveyor

  On a standalone basis, LoM approximately 20 years to 2037

P10M Expansion

  Second CIL plant constructed, adjacent to the current plant at Obotan, with a capacity of 5Mtpa, thereby doubling processing capacity to 10Mtpa

  Production from Esaase pit ramped up to 7Mtpa ROM

  Resettlement of the village of Tetrem, comprising 250 structures

  Expansion of the footprint of the existing TSF

  Ore sources: Esaase, Nkran, Satellite pits

  LoM approximately 10 years to 2027

All defined terms used in the summary below have the meaning ascribed to them in the 12/17 DFS, and as a result may differ from the defined terms used elsewhere throughout this AIF. The below summary is subject to all the assumptions, qualifications and procedures set out in the 12/17 DFS and is qualified in its entirety with reference to the full text of the 12/17 DFS, which was originally filed on July 18, 2017, subsequently amended and restated on December 20, 2017 and is available for review under Asanko’s profile at www.sedar.com.

Project Description, Location and Access

The AGM concessions, the Obotan and Esaase project areas, are located in the Amansie West District of the Ashanti Region of Ghana (Figure 1-2). The Project is operated as a 50:50 joint venture between the Company and Gold Fields (each holding a 45% economic interest, respectively), while the Government of Ghana has a 10% free carried interest in Asanko Gold Ghana under Section 8 of the Ghanaian Mining Act.

The JV holds seven mining leases (Table 1-1), as well as prospecting and reconnaissance licenses, which collectively make up the AGM and span 30 km strike length of the Asankrangwa Gold Belt. The mining lease concessions cover an area of approximately 213.2 km2, between latitudes 6° 11' 54.985" N and 6° 35' 33.074" N, and longitudes 2° 4' 59.195" W and 1° 51' 25.040" W.

The Esaase, Abore, Abirem, Datano, Jeni River and Adubea Mining Leases contain all of the mineral resources defined to date. All other concessions held by Asanko Gold in the area contain exploration potential defined to date and, in some instances, locations for infrastructure. The Ghanaian EPA grants permits on a perennial basis to conduct exploration. With respect to the AGM concession areas, all permitting within the afore-mentioned governmental permitting structure is up to date and accounted for.

Figure 1-2: The AGM Location and location of the various tenements making up the AGM (Source: 12/17 DFS)

Table 1-1: The Asanko Gold Mine Mining Licenses (Source: 12/17 DFS)

Tenement name	Licence Category	100% owned title Minerals holder	Commission file	Status of licence	Area Km²
Datano	Mining Lease	Asanko Gold Ghana – 100%	PL 6/32/Vol 3	Valid-ML renewal	53.78
Abore	Mining Lease	Asanko Gold Ghana – 100%	PL 6/303	Valid-ML received	28.47
Abirem	Mining Lease	Asanko Gold Ghana – 100%	PL 6/303	Valid-ML received	47.13
Adubea	Mining Lease	Asanko Gold Ghana – 100%	PL 6/310	Valid-ML received	13.38
Esaase	Mining Lease	Asanko Gold Ghana – 100%	PL 6/8/Vol.8	Valid-ML received	27.03
Jeni River	Mining Lease	Asanko Gold Ghana – 100%	RL 6/21	Valid	43.41
Miradani	Mining Lease	Asanko Gold Ghana – 100%	RL 6/22	Valid	14.98

All concessions carry a 10% free carried interest in favour of the Ghanaian government. The government interest is reflected in a 10% ownership of Asanko Gold Ghana, and the government has a right to 10% of any dividends paid by the subsidiary. The leases are also subject to a 5% royalty on the value of metals sold payable to the government of Ghana. In addition, the Adubea concession is also subject to an additional 0.5% royalty to the original concession owner. The Esaase mining lease is also subject to an additional 0.5% royalty to the Bonte Liquidation Committee.

There is no environmental liability held over Asanko for any of the AGM concessions relating to the Obotan project area, with the exception of project works to date. There is a potential environmental liability on the AGM’s Jeni River concession which was inherited with the acquisition of the Esaase concession.

Accessibility, Climate, Infrastructure and Physiography

The AGM concessions are located in the Amansie West district of the Ashanti region of Ghana, approximately 250 km northwest of the capital Accra, and about 50 to 80 km southwest of the regional capital of Kumasi. There are several local villages near the AGM site; the closest to the plant site is the Manso Nkran village, while the villages of Tetrem and Esaase are in close proximity to the Esaase deposit.

Mining personnel are readily available in Ghana with a highly skilled workforce and numerous mining operations in the country.

There are daily flights from Accra to Kumsi flown by several different airlines. In addition, there is a small airstrip located adjacent to the Obotan project site infrastructure west of the Nkran village, which is used by the AGM to transport staff and service providers to and from Accra. Existing road access to the site is available from the west, south and east, but the main access used will be from the ports of Tema and Takoradi to the south via Kumasi, or Obuasi. Total distance from Tema to the project site, via Kumasi is approximately 400 km.

The AGM is located in hilly terrain dissected by broad, flat drainages that typically form swamps in the wet season between May and late October. Hill tops are generally at very similar elevations, reflecting the elevation of a previous erosional peneplane that is now extensively eroded. Maximum elevations are around 80m above sea level, but the areas impacted by the AGM deposits generally lie at less than 50m elevation. Despite the subdued topography, hill slopes are typically steep. Ecologically the AGM area is situated in the wet evergreen forest zone.

Project Infrastructure

Current site infrastructure consists of:

  an administration block, training facilities, exploration offices, core storage area, clinic and laboratory senior and junior accommodation facilities located to the west of the Obotan mine an exploration camp and office at Esaase

  an established mining operation at Obotan with various structures like offices, stores, workshops and fuel storage facilities a new CIL Plant at Obotan with various structures like offices, stores, workshops and reagent buildings a TSF

  Multiple boreholes sunk for water supply

  a 161- kV incoming power line fed from the Asawinso sub-station

  Communications currently available at the site are good due to the erection of an additional Vodafone tower at the Obotan camp.

History

Nkran Area

Nkran is important from the view point of historical artisanal gold mining that dates back many generations and remains quite extensive to the present day.

In the late 1980’s, this prospect attracted the attention of consultant Dr. Alex Barko who recommended the area to one of his local client groups and Obotan Minerals subsequently applied and received a prospecting concession covering about 106 km2 over the general area. A minor amount of prospecting was carried out in the early stages. Some attention was paid to the alluvial gold potential because of the extensive gold in the nearby Offin River, (held then by Dunkwa Goldfields), as well as the alluvial gold project being developed at the time, a little further north in the Bonte area. In the early 1990’s, the Obotan concession was examined by American consultant Al Perry who was working on behalf of two related Australian juniors, Associated Gold Fields NL (“AGF”) and Kiwi International Resources Limited (“KIR”).

By early 1995, resource estimates (Measured, Indicated and Inferred) were reported as 4.8Mt grading 3.7 g/t Au for an in-situ content of approximately 600,000 oz Au. A feasibility study was completed and a mining lease was granted in late 1995. In May 1996 the combined interests of KIR and AGF were bought out by Resolute Limited (“Resolute”) who immediately reviewed and expanded the scope of the project. This was achieved mainly by conducting further RC diamond drilling to increase resources to a depth of 150m at Nkran and to further assess the known mineralization at nearby Adubiaso.

A revised mine development plan was completed by the end of July 1996 and a decision was made to proceed into production at a rate of 1.4Mtpa. Initial mining was started early in 1997 and by May 1997, the first gold was poured. Mining operations ceased in 2002 due to low gold prices and the concessions were reclaimed and returned to the Government of Ghana.

Abore Area

The Abore area was covered in a prospecting concession granted to the Oda River Gold small scale mining license (Asuadai prospect) at Adubea in 1991.

In the mid-1990’s, Mutual Resources (“Mutual”) of Vancouver, Canada, in partnership with Leo Shield Exploration of Perth, Australia, completed a joint venture with the Oda River group and commenced a regional exploration program on the concession (covering approximately 73 km2). Prospecting in the area north of Abore revealed extensive old and very recent artisanal mining in alluvial areas as well as many old Ashanti pits in the saprolite along a low hill immediately adjacent to the alluvial workings.

Soil geochemistry revealed a strong north-north-east trending gold anomaly over the area of artisanal mining (bedrock areas); the anomaly is several hundred metres wide and traceable along strike for about 3 km, well beyond the area of old workings. Extensive trenching in the area confirmed continuous bedrock mineralization over a distance of at least 1,000 m with widths in the range 50 - 100 m. The mineralization consists of a broad quartz stock work system hosted mainly by a north-north-east trending intermediate granitoid intrusion. The early artisanal pitting was focused mainly on narrow quartz veins associated with the stock work system. Extensive drilling in the area (mainly RC, but considerable diamond drilling as well) has outlined a sizeable resource (now known as the Abore north prospect).

In the late 1990’s, Mutual’s interest in the project was bought out by Leo Shield, (now Shield Resources). In early 2001, an agreement was reached with Resolute whereby ore was trucked from Abore north to the Nkran plant for treatment.

Adubiaso Area

During the late 1990’s, the Nkran plant started to process oxide ores from the Adubiaso gold deposit, located about 7.5 km north-north-west of Nkran. There were no known historical workings on this area.

Asuadai Area

The Asuadai prospect has predominantly been worked by local artisanal miners who have undertaken minor pitting in the region down to 5 to 10 m through the oxide material to expose these stock work vein sets. There were no known formal historical mining workings on this area.

Dynamite Hill Area

There was no historical exploration or mining activity known at Dynamite Hill.

Akwasiso Area

Resolute originally tested the Oxide material at Akwasiso in 2001 and then disposed of the area to Small Scale Miners. Asanko Gold managed to re-acquire the area during 2016, and have subsequently completed further RC and Diamond core drilling programs.

Esaase Area

Artisanal mining has a long history in the Bonte Area, associated with the Ashanti Kingdom. Evidence exists of adits driven by European settlers, between 1900 to 1939; however, no documented records remain of their activity. Drilling was conducted on the Bonte River valley alluvial sediments during 1966 and 1967 to determine alluvial gold potential.

In 1990, the Bonte mining lease was granted to Akrokerri-Ashanti Gold Mines (“AAGM”) and was later transferred to Bonte Gold Mining (“BGM”), a local subsidiary of AAGM. BGM had reportedly recovered an estimated 200,000 oz of alluvial gold on the Esaase concession and another 300,000 oz downstream on the Jeni River concession, prior to entering into receivership in 2002. It should be noted that previous Placer Gold production is of no relevance to Asanko’s development program, which is entirely focused on the development of hard rock resources.

The Esaase mining concession, including the camp facilities at Tetrem, was bought from the Bonte Liquidation Committee by Sametro Company Limited, a private Ghanaian company. In May 2006, Asanko, then called Keegan Resources Inc., signed a letter of agreement with Sametro to earn 100% of the Esaase mining concession over a three-year period of work commitments and option payments.

Geological Setting, Mineralization and Deposit Types

Regional Geological Setting

West Africa is underlain by the West African craton, an Archaean aged (>2,5Ga) stable crustal block which forms the geological basement in Sierra Leone, Liberia and parts of Guinea, Cote d'Ivoire and Ghana (Figure 1-2). The core of Archaean sequences is surrounded by younger Palaeo-Proterozoic (2,2Ga-2,0Ga) sedimentary and volcanic units, collectively known as the ”Birimian”, that form narrow (20 km to 60 km wide) alternating belts of mafic volcanic greenstone units, separated by wider basins of mainly marine clastic sediments. The greenstone belt-sedimentary basin trend is northeast-southwest across central and southern Ghana and can may be traced for hundreds of kilometres along strike. At least five greenstone belts are identified, namely the Ashanti, Asankrangwa, Sefwi, Kibi and Bui belts (Figure 1-2) The intervening sedimentary basins include from east to west; the Cape Coast Basin, Kumasi Basin and the Sunyani Basin.

The geology of Ghana is dominated by predominantly metavolcanic paleoproterozoic Birimian Supergroup (2.25 – 2.06 billion years ago) sequences inclusive of the clastic Tarkwaian Group sediments (2.12 -2.14 billion years), after WAXI 2015) in the central-west and northern parts of the country. Clastic shallow water sediments of the Neoproterozoic Volta Basin cover the northeast of the country (Figure 1-2). A small strip of Paleozoic and Cretaceous to Tertiary sediments occur along the coast and in the extreme southeast of the country.

The Birimian rocks formed during two major orogenic phases, the Eoeburnian from ca. 2250-2150 Ma, and the Eburnian between ca. 2116-2060 Ma. These two orogenic stages were separated by a major extensional event during which flysch type basins developed throughout the southern and western parts of the Birimian. A marked break in the timing of events is apparent between eastern (Cote d’Ivoire/Ghana) and western parts of the Birimian, near the centre of the West African Craton and the western margin of the Comoé Basin in Cote d’Ivoire.

Key geotectonic events are:

  In Ghana Eoeburnian plutonism and contractional deformation occurred between ca. 2190-2140 Ma

  Basin formation between the Eoeburnian and Eburnian cycles occurred between ca. 2130-2116 Ma in Ghana

  Eburnian plutonism had essentially ceased by ca. 2095 Ma in Ghana

  Gold mineralisation in Ghana occurred during wrench deformation at ca. 2100-2090 Ma, after severe compression and probable basin inversion. At Nkran two distinct gold deposition periods are associated with early ductile-brittle deformation and a later cross cutting brittle quartz veining event.

Figure 1-3: West Africa and southwest Ghana geological framework and location of the Nkran deposit (Asanko Gold Mine) (Source: 12/17 DFS)

The Birimian rocks consist of narrow greenstone (volcanic) belts, which may be traced for hundreds of kilometres along strike, but are usually only 20 km to 60 km wide. These belts are separated by wider basins (such as the Kumasi Basin) of mainly marine clastic sediments. Along the margins of the basins and belts, there appears to be considerable inter-bedding of basin sediments and volcanoclastic and pyroclastic units derived from the volcanic belts. Thin, but laterally extensive chemical sediments (exhalites), consisting of chert and fine-grained manganese-rich and graphitic sediments often mark the transitional zones. The margins of the belts commonly exhibit faulting on local and regional scales. These structures are fundamentally important in the development of gold deposits for which the region is well known.

Figure 1-4: Geology of Southwest Ghana highlighting the Regional Geology around the AGM (Source: 12/17 DFS)

The Tarkwaian rocks consist of a distinct sequence of metasediments (quartzite, conglomerate and phyllite) occurring within a broad band along the interior of the Ashanti Belt. Conglomerates host important palaeoplacer gold deposits in the Tarkwa district. Equivalent rock types occur in other belts of the region, but in relatively restricted areas. In the type locality at Tarkwa, the sequence is in the order of 2.5 km thick, whereas in the Bui belt, comparable units are approximately 9 km thick. These sediments mark a rapid period of erosion and proximal deposition during the late-stage of the orogenic cycle. They unconformably overlie the Birimian metavolcanics at the Damang mine near Tarkwa. (Figure 1-6) shows the generalized stratigraphy of southwest Ghana.

Figure 1-5: Generalized Stratigraphy of Southwest Ghana (Source: 12/17 DFS)

PHANEROZOIC
(< 542 Ma)
> 1000 m
Sandstones and shales
Unconformity
Huni Series
Sandstones and phylites
Cross-bedded stratification
> 1300 m
2097 ± 2 Ma, Oberthür et al.,1998
(Granitoid intrusion)
TARKWA
GROUP
(2107 - 2097 Ma)
Dolerite Sills
2102 ± 13 Ma, Adadey et al.,2009
(Gabbro)
< 400 m
Tarkwa Phyllites
< 600 m
Banket Conglomerates
(Tarkwa Paleoplacer)
< 2107 Ma (Detrital zircon)
Reinterpreted after Pigois et al.,2003
< 700 m
Kawere Conglomerates
Kawere Conglomerates
Great Unconformity
Phyllites
≈ 1100 m
Volcanoclastics
2136 ± 19 Ma, Adadey et al.,2009
(Granitoid intrusion)
KUMASI
GROUP
(2154 - 2125 Ma)
≈ 700 m
Volcanoclastics
2142 ± 24 Ma, Adadey et al.,2009
(Andesitic volcanism)
Predominantly metasediments
Phyllites
≈ 2000 m
Volcanoclastics
< 2154 ± 2 Ma, Oberthür et al.,1998
(Detrital zircon)
Unconformity
≈ 600 m
Basalts or Andesites
> 2174 ± 2 Ma, Oberthür et al.,1998
(Syn-tectonic granitoid intrusion)
Birimian Supergroup
≈ 700 m
Volcanoclastics
Syn-sedimentary normal faults
≈ 300 m
SEFWI
GROUP
(> 2174 Ma)
≈ 300 m
Phyllites
≈ 200 m
Volcanoclastics
≈ 400 m
Basalts or Andesites
≈ 700 m
Gabbros or diorites
Gabbros or diorites
Predominantly metavolcanics
≈ 600 m
Basalts or Andesites
≈ 500 m
Volcanoclastics
≈ 300 m
Basalts or Andesites (with Pillows)
≈ 200 m
Volcanoclastics

Scource: Adapted from Precambrian Research, May 2012, Perroutya, S. et al.

CJM CONSULTING	**Generalised Stratigraphy of Southwest Ghana**	September 2014

The Birimian sediments and volcanics have been extensively metamorphosed to greenschist facies, although in many areas, higher temperatures and pressures are indicated by amphibolite facies. Multiple tectonic events have affected virtually all Birimian rocks with the most substantive being a fold thrust compressional event (Eburnean Orogeny) that affected both volcanic and sedimentary belts throughout the region and to a lesser extent, Tarkwaian rocks. For this reason, relative age relations suggest that final deposition of Tarkwaian rocks took place as the underlying and adjacent volcanic and sedimentary rocks were undergoing the initial stages of compressional deformation. Studies in the western part of the region (Milesi et al., 1992) have proposed several separate phases of folding and faulting suggesting a change in stress direction from northeast to southwest to north to south. However, a regional synthesis by Eisenlohr (1989) has concluded that although there is considerable heterogeneity in the extent and styles of deformation in many areas, most of the structural elements have common features, which (in his opinion) are compatible with a single, extended and progressive phase of regional deformation involving substantial northwest-southeast compression.

Ongoing studies of the geotectonic evolution of the Birimian have involved more extensive precision U/Pb age dating (e.g. WAXI 2016), the results of which have significantly improved the constraints on timing of deformation as well as the timing of gold mineralization events. This work is supporting at least two periods of basin sedimentation (2135-2116 Ma and 2105-2070 Ma) and accretionary (oblique compression) tectonics (2116 – 2105 Ma and 2070-1980 Ma), as well as two ages of gold deposition in the Asankrangwa Belt.

AGM Gold Deposit and Geological Overview

The AGM is a collective term for the significant Nkran and Esaase gold deposits plus nine other satellite deposits. These are located on the Asankrangwa Belt within the Kumasi Basin sediments. Nkran was previously exploited by Resolute (1997-2001) and produced approximately 730,000oz Au. The Nkran pit was dewatered and reopened by Asanko Gold in 2015-2016.

Although each gold occurrence within the AGM has its own idiosyncrasies, geological and geophysical studies have advanced a similar mine scale setting for all the deposits discovered to date (Table 1-2).

There is an underlying structural relationship between reactivated WNW basement structures and the dominant NE-SW shears that have juxtaposed the sandstone, siltstone and lesser shale metasedimentary packages, coupled by N-S structures that may control flexures in the steeply dipping sediments.

All deposits have intrusive tonalitic – porphyritic granite dykes and small apophyses that have been emplaced after the main shortening deformation and syn-late with the transpressive shearing of the metasedimentary rock package.

Gold mineralization has occurred at least twice at two or more distinct deformational events.

Gold occurs largely as free particles. It is deposited in economic concentrations predominantly around zones of rheological contrast between sandstone (porous) and siltstone facies (non-porous) that are commonly subvertical shear zones, as well as in late, shallow dipping conjugate quartz vein arrays that transgress rheologically contrasting metasedimentary units and the later granite intrusives.

Table 1-2: Summary of AGM Mineral Deposits (Source: 12/17 DFS)

Deposit	Mineral Style	Main host rock	Measured & Indicated Mineral Resources	Proven & Probable Mineral Reserves
Nkran	D2 shear + granite + Late conjugate QV’s	Qtz sandstone + granite + QV’s	30.07Mt @ 1.78 g/t Au for 1.72 Moz	22.77Mt @ 1.91 g/t Au for 1.40 Moz
Esaase	D2 shear + tensional QV’s	Highly deformed sandstone- siltstone-shale + QV’s	84.02Mt @ 1.38 g/t Au for 3.72 Moz	62.56Mt @ 1.39 g/t Au for 2.94 Moz
Akwasiso	D2 shear + granite + Late conjugate QV’s	Qtz sandstone + granite + QV’s	6.33Mt @ 1.50 g/t Au for 0.31 Moz	4.95Mt @ 1.51 g/t Au for 0.24 Moz
Dynamite Hill	Granite + Late conjugate QV’s	Qtz sandstone + granite	3.41Mt @ 1.48 g/t Au for 0.16 Moz	2.84Mt @1.49 g/t Au for 0.14 Moz
Adubiaso	D2 shear + granite dyke + Late conjugate QV’s	Qtz sandstone + granite	2.73Mt @ 1.80 g/t Au for 0.16 Moz	2.28Mt @ 1.90 g/t Au for 0.14 Moz
Abore	D2 shear + granite dyke + Late conjugate QV’s	Granite + QV’s	5.33Mt @ 1.45 g/t Au for 0.25 Moz	3.18Mt @ 1.48 g/t Au for 0.15 Moz
Nkran Extension	D2 shear + Late conjugate QV’s	Qtz sandstone	0.19Mt @ 2.70 g/t Au for 0.02 Moz	0.19Mt @ 2.24 g/t Au for 0.01 Moz
Adubiaso Ext	D2 shear + late conjugate QV’s	Qtz sandstone	0.42Mt @ 1.61 g/t Au for 0.02 Moz	0.21Mt @ 1.53 g/t Au for 0.01 Moz
Asuadai	D2 + Granite + late conjugate QV’s	Granite + QV’s	1.88Mt @ 1.22 g/t Au for 0.07 Moz	1.30Mt @ 1.09 g/t Au for 0.05 Moz

Figure 1-6: AGM leases and regional geological interpretation with gold deposits (Source: 12/17 DFS)

2°W
1°52'W
Sky Gold Area "B"
Sky Gold Area "A"
N
Mpatoam
Mepom
Esaase
Sky Gold Area "D"
Dawohodo
Jeni River
Sky Gold Area "C"
Abore
Asuadai
Besease
Dynamite Hill
Midlands Kanago
Adubiaso Ext
Adubiaso
Akwasiso
Nkran Ext
Abirem
Kanago
Gyagyatreso
Nkran
Dadieso
Afiefiso
New Obuasi
0
2.5
5
10
Kilometers
Legend
Lithologic Domains

In 2013 an exercise was initiated to generate 3D litho-structural models for all of the AGM deposits. This was intended to increase the geological and structural understanding of the AGM deposits, as well as introduce proper geological and structural controls into the updated MRE. The process involved geological and structural re-logging of drill core, interpretation of historic flitch diagrams, and use of Leapfrog® software to produce the 3D litho-structural models.

These models are currently being updated with recent drilling data and integrated into Micromine and Datamine 3D modelling software.

In addition to the creation of the 3D litho-structural models, Asanko Gold initiated a prospectivity mapping analysis of the Asankrangwa Belt. This exercise provided a basis to collate available regional geophysical and geological data, as well as drilling and geochemical survey information. An important outcome of the regional and local structural interpretation was the completion of a revised property geological map (Figure 1-7)

During 2016 Asanko Gold completed a full (72 borehole) relog of the Nkran deposit, and subsequently updated the 3D litho-domaining used for the Nkran MRE.

Figure 1-7: The Nkran Pit Geology (Source: 12/17 DFS)

Figure 1-8: Nkran cross section at 10400N, looking north (Source: 12/17 DFS)

Exploration

The AGM initiated an ongoing systematic exploration program, that includes regional (generative) and near mine (advanced) program, targeting new gold deposits as well as incremental mineral resources (oxide and fresh). The regional prospectivity work was initiated during 2014, and advanced drilling programs have been ongoing since Q1 2015. The key elements completed as of the date of the 12/17 DFS included:

  Prospectivity analysis of the Kumasi Basin

  June 2014 CJM Technical report on the Asanko Gold assets and revised mineral resource estimations

  Review of previous exploration and drilling programs

  Exploration target prioritisation for generative and advanced exploration

  3,000 line kilometre Heli-borne VTEM survey infilling previous gaps in coverage

  Updated regional geological interpretation based on the interpretation of the VTEM survey

  3-D inversion study of the VTEM data

  Two relogs of Nkran DD core, detailed

  Updated Nkran geological model

  Evaluation drilling to Indicated resource classification at the Dynamite Hill, Akwasiso, Nkran Extension and Adubiaso Extension projects;

  Updated MRE for Nkran, Dynamite Hill, Akwasiso, Nkran Extension and Adubiaso Extension

The statistics of this exploration work are shown below in Table 1-3.

Table 1-3: Statistics of Exploration Work (Source: 12/17 DFS)

Surface Geochem Stats.	Sample Type
Year	Grab	Rock	Soil	Grand Total
2016	24	7	190	221
2017	17		619	636
Grand Total	41	7	809	857
Drilling Statistics	Hole Type
Year	DDH	RC	RCD	TR	Grand Total
2014	9	48			57
2015		65		17	82
2016	25	167	11	23	226
2017	10	28	26	7	71

Grand Total	44	308	37	47	436
Grade Control Sampling	Sampling Method
Open Pit and Year	RC	RCD	RL	TR	Grand Total
2015	1,902		107	2	2,011
Nkran Pit	1,902		107	2	2,011
2016	3,322				3,322
Adubiaso Extension	323				323
Nkran Pit	2,999				2,999
2017	1,379	1	15		1,395
Akwasiso Pit	313		15		328
Nkran Pit	1,066	1			1,067
Grand Total	6,603	1	122	2	6,728

Drilling

Drill traverses for all project areas are generally aligned perpendicular to the local NE-SW mineralized trends. A variety of drilling methods have been used for exploration and pit evaluation over the years.

Up to the date of the 12/17 DFS, a total of 3,552 evaluation DD, RC and RCD boreholes totaling 504,768m have been drilled in the AGM deposits, as well as nearly 103,000 Grade Control boreholes totaling over 685,000m.

Table 1-4: Asanko Gold Summary Drilling to 31 December 2016 (Source: 12/17 DFS)

Deposit	DDH		RCD		RC		GC		RAB
	No	Meters	No	Meters	No	Meters	No	Meters	No	Meters
Nkran	279	83,567	29	8,532	556	26,810	97,939	620,028	-	-
Esaase	111	24,341	289	92,093	716	111,584	-	-	-	-
Abore	54	9,437	-	-	-	-	3,006	42,003	31	716
Abore N	15	1,985	-	-	409	31,594	-	-	-	-
Adubiaso	53	10,327	4	590	289	26,495	-	-	-	-
Adubiaso Ext	-	-	-	-	35	3,460	4,986	65,258	-	-
Asuadai	68	8,820	-	-	84	5,551	-	-	209	5,931
Dynamite Hill	12	2,502	1	249	158	18,303	-	-	-	-
Akwasiso	59	10,888	8	2,168	231	16,991	-	-	2	87
Nkran Ext	-	-	3	698	89	7,781	-	-	-	-
Total	651	151,868	334	104,330	2,567	248,570	105,931	727,289	242	6,734

The resource drill hole spacing varies between the projects, ranging from 10m to 20m across strike to 20m to 50m along strike (to define near mine surface projections of mineralization). Drill coverage at depth is variable approaching the maximum drilled depth on the property of 590m from surface in drill hole RCD802A at the Nkran project.

The drilling density is considered appropriate to define the geometry and extent of the mineralization for the purpose of estimating gold resources, given the understanding of the local project geology, structure and confining formations. The AGM’s strategy is to conduct drilling sufficient to assume geology and grade continuity to a level to support at least Indicated Mineral Resources and thus support the application of modifying factors in sufficient detail to support mine planning and evaluation of economic viability. Recent analysis suggests that intersection spacing of 25m to 40m fulfils this criteria.

Table 1-5: Confidence Levels of Key Criteria for Drilling, Sampling and Geology (Source: 12/17 DFS)

Items	Discussion	Confidence
Drilling Techniques	RC/Diamond - Industry standard approach.	High
Logging	Standard nomenclature and apparent high quality.	High
Drill Sample Recovery	Diamond core and RC recovery adequate.	High
Sub-sampling Techniques and Sample Preparation	Industry standard for both RC and Diamond core.	High
Quality of Assay Data	Quality control conclusions outlined in Section 14. Some issues were identified. Recent improvements were noted.	Moderate
Verification of Sampling and Assaying	Dedicated drill hole twinning to reproduce original drill intercepts.	High
Location of Sampling Points	Survey of all collars with adequate down hole survey. Investigation of available down hole survey indicates expected deviation.	High
Data Density and Distribution	Core mineralisation defined on a notional 40 mE by 30 mN drill spacing with a small area drilled at 20 mE by 20 mN. Other areas more broadly spaced to approximately 80 mN.	Moderate to High
Database Integrity	Minor errors identified and rectified	High
Geological Interpretation	The broad mineralisation constraints are
subject to a large amount of uncertainty
concerning localised mineralisation trends as
a reflection of geological complexity. Closer
spaced drilling is required to resolve this
	issue.	Moderate
Rock Dry Bulk Density	DBD measurements taken from drill core, DBD applied is considered robust when compared with 3D data.	High below top of transition, moderate in oxide material

Sampling, Analysis and Data Verification

Nkran

RC drill chips were collected as 1m intervals down hole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. All 1m interval samples were analyzed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site. Unfortunately, sun damage through improper storage has destroyed most of the bulk rejects at the Project. A full record of pulp samples is stored in containers on both sites.

Grade Control drilling at Nkran was initiated mid-2015. The sampling methodology is the same as above, although samples are collected on a 1.5m down hole basis, due to the 3m flitch and 6m bench thicknesses. Currently the splitter methodology on the Grade Control rigs is being modified with instalment of the latest Metzke rotary splitters, which generate 3 equal samples (assay, backup, geology) for each sample interval.

The sampling review for the project has been thorough. Initially H&S (2010) carried out a detailed review of sampling procedures and protocols; this was followed by SRK’s QA/QC review (March 2011) and a later detailed QA/QC analysis of assays and densities in September 2011. This was again updated by the addition of the latest set of QA/QC data from August 2011 to January 2012, as well as that from Dynamite Hill in 2013 and 2014. The QA/QC sampling conducted during 2015 and 2016 has been incorporated into this report. CSA have conducted independent reviews of sample methodologies and QAQC practices applied by Asanko Gold on site.

SRK has observed the onsite sample processing facility at Nkran and preparation procedures (core splitting, panning, logging, sampling and storage). The observation by SRK was that the methodology and procedures used were appropriate and this is detailed in previous NI 43-101 technical reports. Subsequent site visits by CJM and latterly CSA for purposes of the updated MRE made the same conclusions.

Original sampling was predominantly carried out at 1.0m intervals, but sample intervals ranging from 0.25m to 5m have also been utilized.

It should be noted that these sampling intervals are much smaller than the true width of overall mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.

Esaase

RC drill chips were collected as 1m intervals down hole via a cyclone into PVC bags, and then weighed prior to splitting. The collected samples were riffle split using a three tier Jones riffle splitter. A final sample of approximately 3kg was collected for submission to the laboratory for analysis. All 1m interval samples were analyzed. RC chip trays were systematically compiled and logged with all bulk rejects stored at the project site. Unfortunately, sun damage through improper storage has destroyed most of the bulk rejects at the Project. A full record of pulp samples is stored in containers on both sites.

Grade Control drilling at Nkran was initiated mid-2015. The sampling methodology is the same as above, although samples are collected on a 1.5m down hole basis, due to the 3m flitch and 6m bench thicknesses. Currently the splitter methodology on the Grade Control rigs is being modified with instalment of the latest Metzke rotary splitters, which generate 3 equal samples (assay, backup, geology) for each sample interval.

The sampling of the core was subject to the discretion of the geologist completing the geological logging. Early in the exploration, nominal 2m intervals samples were taken unless otherwise dictated by geological, or structural features. After December 2006, the sample interval was 1m intervals with the majority (90.7%) of samples submitted to the laboratory as half core and the remaining submitted as whole, or quarter core.

The sampling intervals are significantly smaller than the true width of overall mineralized zones, which is variable throughout the deposit, but is typically in excess of 30m.

After the marking out of the required interval, the core was cut in half by electric diamond blade core saw. The cut is made 1 cm to the right (looking down hole) of the orientation line with the left side being retained and the other half broken up for assay.

In the upper Oxide zone, where the core was too friable for diamond saw cutting, the procedure was to dry cut, or cleave the core.

Core structure orientations were routinely recorded to assist in determining the controls on mineralization, in establishing a reliable geological model for resource estimation, and to provide additional geotechnical information to determine likely blast fragmentation and pit stability characteristics.

The core is transferred from the trays and pieced together on a V-rail (angle iron) rack and the orientation line (bottom of hole), determined by the orientation tool recorded during drilling, is drawn along the entire length of the assembled core.

Geotechnical logging has recorded percentage core recovery, lithology, weathering and oxidation, rock strength, RQD percentage and rock defects including frequency, orientation, type and characteristics. A set of approximately 28 oriented core HQ3 core holes have been drilled radially outward from within the deposit through depths beyond an assortment of potential pit wall limits.

Mineral Processing and Metallurgical Testing

The Obotan Gold Project was developed by Resolute during 1996-1997. In 1999 Resolute completed an upgrade study to expand the Obotan Gold Project to treat Oxide ore from the satellite pit Adubiaso and primary ore from the Nkran ore body. After the closure of the Resolute mining operations at Obotan in November 2002, further metallurgical test work campaigns were carried out for the treatment of Obotan ore. The AGM Phase 1 flow sheet was developed on historical operating data and testing conducted on Obotan samples in 2015. The AGM Phase 1 circuit was based on a typical single stage crushing, SABC milling circuit with gravity concentration followed by a CIL plant, and was commissioned in 2016.

The Esaase deposit has been subjected to six phases of metallurgical test work aimed at determining comminution, gravity, and leaching and flotation parameters. As a result of the findings from the Phase IV test work the final process for the Esaase 2012 PFS included ball milling, gravity gold recovery from the milling circuit and flotation of the milled product, at a grind of 80% passing 75 µm. The flotation concentrate would then be subjected to ultra-fine grinding, treated in a gravity concentration circuit and leached with cyanide in a CIL circuit for gold recovery. In late 2014 and early 2015 further metallurgical test work was undertaken to support the AGM Phase 2 PFS which considered the combined treatment of Esaase and Obotan ore at a central processing facility consisting of a 3Mtpa gravity-CIL circuit and a 5Mtpa gravity-Flotation-Regrind-Concentrate CIL circuit. The PFS targeted the treatment of the majority of the Obotan and Esaase sulphide material in a new 5Mtpa gravity-Flotation-Regrind-Concentrate CIL circuit, while the remaining material reported to existing 3Mtpa gravity-CIL processing circuit.

Further test work was conducted as part of the 2016 AGM DFS, during which the opportunity was investigated to process Obotan gravity tailings and Esaase flotation concentrate as a combined feed stream to the existing Phase 1 CIL circuit. Laboratory recovery was unaffected by the co-processing of the Obotan gravity tailings and Esaase flotation concentrate, however, carbon adsorption test work indicated slow carbon adsorption kinetics for the co-processed slurry due to carbon poisoning of the Esaase flotation reagents, which resulted in additional capital cost required to allow for extra adsorption stages to limit gold solution losses.

Based on the above, a decision was taken to re-evaluate the opportunity of a whole ore leach circuit for the Esaase material. Additional gravity-CIL test work on Esaase Sulphide material was then conducted as an addendum to the Phase 2 test work campaign, to investigate and support the decision to change the P10M processing plant from a 5 Mtpa gravity-Flotation-Regrind-Concentrate CIL circuit to a gravity-CIL circuit. During the addendum test campaign, the Esaase Sulphide material achieved similar recovery to the Obotan Sulphide material when processed in the same gravity-CIL circuit configuration at a grind of 80% passing 106 µm. Final residue grades ranging from 0.100 g/t Au to 0.125 g/t Au where achieved resulting in overall recovery of 93.5% to 95.6% .

Mineral Resource and Mineral Reserve Estimates

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

The global AGM MRE includes the Nkran, Adubiaso, Adubiaso Extension, Nkran Extension, Abore, Dynamite Hill, Asuadai, Akwasiso, Esaase Main, Esaase B and Esaase D deposits.

Asanko’s Mineral Resources disclosures use a >0.5 g/t Au cut-off and a constraining pit shell equivalent to a $1,500/oz Au price (May 2017). The previous Asanko MRE (2014), undertaken by CJM Consulting (“CJM”), were stated at a 0.8 g/t Au cut-off, with the exception of the Esaase deposit, which was stated at 0.6 g/t Au cut-off. No other constraints were applied.

The updated AGM global MRE, as at December 31, 2016 and in the case of Akwasiso as at April 25, 2017, has been adjusted to be in line with accepted resource disclosure practice and applied a 0.5 g/t Au cut-off and a constraining $1,500/oz Au pit shell. The AGM mineral reserves, which are the economically viable portion within the $1,500/oz pit shell resources, are estimated at a $1,300/oz Au price. Based on the 12/17 DFS, the AGM mineral reserves support a variable LoM between 21 years, if the AGM only processes 5Mtpa (P5M) or 12 years if the AGM decides to double its processing capacity to 10Mtpa (P10M).

With respect to the AGM Mineral Resource and Reserve disclosures, it should be noted that:

  Asanko has adjusted the mineral resource constraining Au price shell from $2,000/oz Au (refer to press release dated 24 February 2017) to $1,500/oz Au

  All Mineral Resources are stated inclusive of Mineral Reserves

  The adoption of a $1,500/oz Au resource shell does not impact stated Mineral Reserves

  Economic evaluation of the AGM is based on Mineral Reserves, not Mineral Resources

  Given that the AGM has between a 12 and 21-year LoM based on current mineral reserves, $1,500/oz was deemed by CSA as an appropriate future gold price for the potential of “eventual economic extraction” and best practice Mineral Resource disclosure

Cut-off Grade Estimate

The AGM Mineral Resource cut-off grade (0.5 g/t Au) is based on the actual operating expenditure for the Nkran pit. The operating costs for the Nkran pit opencast mining from April 2016 (commencement of commercial production) to the end of May 2017 have been used as a basis of establishing a pay limit or break-even grade (Table 1-6). The analysis indicates a pay limit of 0.45 g/t Au. This supports the application of a cut-off grade of 0.50 g/t Au for Mineral Resource disclosure. This cut-off has been deemed appropriately conservative for this purpose and validated by Malcolm Titley (CSA).

Table 1-6: Nkran Pay Limit Calculation based on Actual Operating Costs (Source: 12/17 DFS)

	Opex	Gold	Pay Limit	Ave. Selling Price $/oz	Opex Costs $/t
	$/t	$/g	Au g/t		Mining	Processing	G&A
April 2016 – May 2017	17.50	39.15	0.45	1,247	3.66	13.00	0.84

Mineral Resource Summary (as stated in the 12/17 DFS)

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

The MRE for the AGM, as of December 31, 2016 and in the case of Akwasiso as at April 25, 2017, is summarized as follows:

Table 1-7: Asanko Gold Mine Global Resource Estimate (Source: 12/17 DFS)

Deposit	Measured			Indicated			Total (M&I)
	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase	26.49	1.38	1.17	57.53	1.38	2.55	84.02	1.38	3.72
Nkran	5.50	1.68	0.30	24.57	1.81	1.43	30.07	1.78	1.72
Akwasiso	-	-	-	6.33	1.50	0.31	6.33	1.50	0.31
Abore	2.23	1.41	0.10	3.09	1.48	0.15	5.33	1.45	0.25
Dynamite Hill	-	-	-	3.41	1.48	0.16	3.41	1.48	0.16
Adubiaso	1.38	1.89	0.08	1.35	1.72	0.07	2.73	1.80	0.16
Esaase D	0.83	1.11	0.03	1.16	1.42	0.05	2.00	1.29	0.08
Esaase B	0.75	1.01	0.02	1.90	0.78	0.05	2.65	0.84	0.07
Asuadai	-	-	-	1.88	1.22	0.07	1.88	1.22	0.07
Adubiaso	0.16	1.96	0.01	0.26	1.71	0.01	0.42	1.61	0.02
Extension
Nkran Extension	-	-	-	0.19	2.70	0.02	0.19	2.70	0.02
Total	37.34	1.43	1.72	101.67	1.49	4.87	139.01	1.47	6.59

AGM Inferred Resources 31 December 2016 (Akwasiso 25 April 2017): 0.5 g/t Au cut-off within a $1,500/oz Au Shell
Deposit	Inferred
	Mt	Au g/t	Au oz	Au Moz
Esaase Main	0.09	1.08	2,812	0.003
Nkran Main	0.31	1.86	18,319	0.018
Abore	1.28	1.61	66,084	0.066
Dynamite Hill	0.21	1.58	10,726	0.011
Akwasiso	0.18	0.81	4,611	0.005
Adubiaso	0.01	1.92	364	0.000
Esaase D	1.01	1.26	40,916	0.041
Esaase B	2.12	0.86	58,278	0.058
Asuadai	0.63	1.75	35,115	0.035
Adubiaso Ext	0.14	3.10	13,741	0.014
Nkran Ext	0.01	1.02	254	0.000
Total	5.96	1.31	250,966	0.251

Notes:

(1)	Due to rounding differences some M&I totals may not add exactly with the Measured and Indicated figures.

(2)	CJM estimated Esaase in October 2012, Abore, Adubiaso, and Asuadai in April 2014, Adubiaso Extension and Nkran Extension in 2016.

(3)

CSA Global re-estimated Nkran and Dynamite Hill in January 2017 and Akwasiso in April 2017 and audited Esaase. The resource cut-off grade used for all deposits is 0.5 g/t Au within a Whittle Pit Shell at $1,500/oz Au. Columns may not add up due to rounding.

(4)	All references to tonnes are in metric tonnes.

(5)	The Mineral Resources are stated as in situ tonnes. The tonnages and contents are stated as 100%, which means no attributable portions are stated in the table.

(6)	Individual Densities were used per mineral zone.

(7)	Conversion from grams to ounces – 31.1035

Qualified Person

Qualified Persons from CJM and CSA compiled the components of the MREs, in compliance with the definitions and guidelines for the reporting of Exploration Information, Mineral Resources and Mineral Reserves in Canada, “the CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines” (2014). These MRE also adhere to the Rules and Policies of the National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43-101F1 and Companion Policy 43-101CP.

On a global basis, both CJM and CSA are satisfied that the MRE globally reflects the ore bodies based on the available data.

Suitably experienced and qualified geologists, surveyors and other Mineral Resource practitioners employed by Asanko Gold were responsible for the capture of the drill hole information and geological information.

For the purposes of this disclosure CJM has estimated the MRE for the AGM projects Esaase, Abore, Asuadai, Adubiaso, Adubiaso Extension and Nkran Extension, and CSA estimated the MRE for Nkran and Dynamite Hill, and has overseen the Akwasiso MRE (April 2017). All other estimates are as at 31 December 2016. All gold grade estimation was completed using Ordinary Kriging. This estimation approach was considered appropriate based on a review of various factors, including the quantity and spacing of available data, the interpreted controls on mineralization, and the style and geometry of mineralization.

Asanko Gold Mine Mineral Reserve Statement

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

Open Pit Mineral Reserves (as stated in the 12/17 DFS)

The MRev for the Nkran, Dynamite Hill and Akwasiso deposits have been estimated using the updated MRE that was prepared by CSA. The MRev for Esaase, Abore, Adubiaso, Asuadai, Adubiaso Extension and Nkran Extension deposits were estimated using the resource model that was prepared by CJM (CSA validated the CJM Esaase MRE). The Mineral Reserves are the portion of the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining loses and the addition of waste dilution.

The MRev for each of the deposits were developed through the open pit optimization analysis utilizing industry standard and accepted 3D Lerchs-Grossmann algorithm to determine the economic pit limits based on technical, financial and cost inputs. These inputs include unit mining costs, processing costs, general and administrative costs, and unit revenue estimates. Pit optimization technical parameters include pit footprint constraint, estimates of mining dilution, mining loss, process recovery, and pit overall slope angles. Pit overall slope angles are derived from geotechnical criteria adjusted for the expected haulage ramp layout.

In accordance with the guidelines of National Instrument 43-101 Standards of Disclosure for Mineral Projects and the CIM’s Definition Standards for Mineral Resources and Mineral Reserves, only those ore blocks classified in the Measured and Indicated categories are allowed to drive the pit optimization for a feasibility level study. Inferred resource blocks, regardless of grade and recovery, bear no economic value and are treated as waste.

The pit optimization analysis process identified the pit shell for each of the deposits that should be used as the basis for the open pit detailed design. The additional Measured and Indicated Mineral Resources that are outside the limits of these optimized pit shells were not considered for an underground mining operation. The cut-off grade for the open pit mines was calculated to be 0.5 g/t and 0.7 g/t for oxide and fresh material at the Obotan deposits respectively. The economic cut-off grade of 0.6 g/t Au was determined at the Esaase deposit.

The identified pit-shells resultant from the open pit optimization analysis were used in conjunction with the pit slope recommendations and technical parameters to execute a detailed mine design and associated mine schedule.

Table 1-8: Mineral Reserve Statement (Source: 12/17 DFS)

Deposit	Classification	Tonnage (Mt)	Grade (g/t Au)	Content (Moz Au)
Nkran	Proven	4.40	1.85	0.26
	Probable	18.37	1.93	1.14
	Total	22.77	1.91	1.40
Nkran Ext	Proven	0.11	2.47	0.01
	Probable	0.08	1.91	0.00
	Total	0.19	2.24	0.01
Abore	Proven	1.59	1.44	0.07
	Probable	1.60	1.53	0.08
	Total	3.18	1.48	0.15
Adubiaso	Proven	1.04	2.00	0.07
	Probable	1.04	1.82	0.07
	Total	2.09	2.08	0.14
Adubiaso Ext	Proven	0.12	1.66	0.01
	Probable	0.09	1.34	0.00
	Total	0.21	1.53	0.01
Dynamite Hill	Proven	-	-	-
	Probable	2.84	1.49	0.14
	Total	2.84	1.49	0.14
Akwasiso	Proven	-	-	-
	Probable	4.95	1.51	0.24
	Total	4.95	1.51	0.24
Asuadai	Proven	-	-	-
	Probable	1.30	1.09	0.05
	Total	1.30	1.09	0.05
Total Obotan Reserve	Proven	7.26	1.79	0.42
	Probable	30.47	1.76	1.72
	Total	37.74	1.76	2.14
Esaase (Main Pit)	Proven	21.51	1.44	1.00
	Probable	41.05	1.47	1.94
	Total Main Pit	62.57	1.46	2.94
Esaase (B Zone)	Proven	0.10	0.83	-
	Probable	0.00	0.92	-

Deposit	Classification	Tonnage (Mt)	Grade (g/t Au)	Content (Moz Au)
	Total B Zone	0.10	0.83	-
Esaase (D Zone)	Proven	0.20	1.05	0.01
	Probable	0.40	1.70	0.02
	Total D Zone	0.60	1.56	0.03
Total AGM Reserve	Proven	29.08	1.52	1.42
	Probable	71.92	1.59	3.68
	Total	101.00	1.57	5.11

Notes:

(1)	The effective date of the Mineral Reserves table above is December 31, 2016 and does not reflect the 2017 and 2018 depletion of approximately 0.4Moz Au.
(2)	Mineral Reserves are defined within a mine design guided by Lerchs-Grossman (“LG”) pit shells.
(3)	The LG shell generation was performed on Measured and Indicated materials only.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal.
(5)	Tonnage and grade measurements are in metric units.
(6)	Reserves for each pit are based on detailed pit designed informed by $1,300/oz pit shells.
(7)

Minimum economic cut-off grade for Esaase deposits is 0.6g/t Au and Nkran fresh 0.7g/t Au. All other pits use an economic cut-off grade of 0.5g/t Au and 0.7g/t Au for oxide and fresh material respectively.

(8)	No inferred, deposit, or mineralized waste contributes value to the pit optimization.
(9)	No inferred, deposit, or mineralized waste is included in the Mineral Reserve.
(10)	Proven and Probable Mineral Reserves are modified to include ore-loss and dilution.
(11)	Reserve excludes Obotan surface stockpiles (as at 1st April 2011) of 1.95 Mt @ 1.22g/t Au.
(12)	Mineral Reserve excludes ~10Mt at 0.55g/t Au of very low-grade material in the measured and indicated categories contained within the Esaase main pit design.

The MRev for the AGM ore sources are not, at this stage, materially affected by any known environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issue. Furthermore, the estimate of Mineral Reserves is not materially affected by any known mining, metallurgical, infrastructure, or other relevant factor.

Qualified Person

Thomas Obiri-Yeboah, Pr. Eng., Senior Mining Engineer of DRA Projects SA, is a QP under NI 43-101 and is independent of Asanko. The Mineral Reserve Estimate was prepared under his supervision. He is a member of the Engineering Council of South Africa, Registration #20100340. His technical expertise includes over 20 years in the mining sector covering production, planning and project work and he has been involved in numerous projects around the world with both base and precious metals. He spent 12 years modeling gold deposits for AngloGold Ashanti in West Africa.

Mining Operations

Mining Strategy

The DFS evaluated the expansion of the AGM in two phases, namely P5M and P10M, as well as the base case Phase 1 scenario. The mine plans are dated as of April 1, 2017 and readers are cautioned that the schedules of production provided in the following discussion reflect the different operating scenarios evaluated, and are not intended to be indicative of actual operating scenarios.

P5M entails the upgrade of the existing CIL processing facility, located at Obotan, from a design of 3Mtpa (operating currently at throughput of 3.6Mtpa) to a processing capacity of 5Mtpa. Ore tonnages are expected be supplied from the Obotan deposits until the Esaase overland conveyor is completed. The 12/17 DFS contemplated that the processing facility would be fed with 3Mtpa from Obotan and 2Mtpa from Esaase from January 2019.

P10M comprises an increase in processing capacity to 10Mtpa by integrating an additional 5Mtpa CIL processing facility into the upgraded 5Mtpa facility at the Obotan site. Under this development plan, it is expected that Esaase will supply 7Mtpa and Obotan 3Mtpa to the expanded 10Mtpa processing facility. The expanded 10Mtpa processing facility is anticipated to produce approximately 450,000 oz Au per year.

Mining Method

The mining method selected for the AGM is conventional open pit, truck and shovel, drill and blast operation. Vegetation, topsoil and overburden will be stripped and stockpiled for future reclamation use. The ore and waste rock will be mined with 6m high benches, drilled, blasted and loaded into rigid frame haul trucks (94t) with hydraulic excavators (17m3). The primary mining fleet of trucks and excavators will be supported by standard open-cut drilling and auxiliary equipment. Pit support equipment will consist of dozers, graders, fuel bowsers, water bowsers, hydraulic hammer, tractor-loader-backhoe and wheel loaders.

Several waste rock piles have been designed and located in close proximity to the open pits in order to reduce waste hauling costs. Waste rock backfilling of the open pit will be performed where possible with attention given to timing and potential sterilization.

Mining operations at the AGM will be 50 weeks per year, operating around the clock on two 12-hour shifts. During this period, the CIL plant will be either fed from the run of mine ore stockpile and/or going through scheduled maintenance.

Esaase is planned for a peak total material movement of 52Mtpa. The estimated increase in mining fleet requirements for Esaase is 96 pieces of mine equipment fleet, including 36 94t haul trucks, four hydraulic excavators with 17m3 buckets, 12 diesel-powered track production drills as well as various support and service equipment (graders, dozers, bowsers, front-end loaders etc.).

The increase in the AGM workforce has been estimated to be 43 employees assigned to the processing plant. The estimated mining contractor workforce for 52Mtpa peak mining rate has been estimated to be 479 mining contractor employees.

Production Schedule

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

Mine Production Schedules

The Obotan mine production schedule as per mine planning dated 1st April 2017 is reflected below:

Figure 1-9: Obotan mine schedule as of April 1, 2017 (Source: 12/17 DFS)

The Esaase mine production schedule is shown below.

Figure 1-10: Esaase Production Schedule (Source: 12/17 DFS)

Plant Feed Schedules

The plant feed schedule was developed from the expected commissioning dates for the two plants and the aligned mine production schedules. Cognizance of stockpiling and re-handling is taken into account.

Figure 1-11 and Figure 1-12 below shows the P5M CIL and P10M CIL processing plant feed tonnage schedule respectively.

Figure 1-11: CIL P5M - Plant Feed Schedule (Source: 12/17 DFS)

Figure 1-12: CIL P10M - Plant Feed Schedule (Source: 12/17 DFS)

Figure 1-13 below shows the combined P10M CIL processing plant feed schedule.

Figure 1-13: Combined Plant Feed Schedule (Source: 12/17 DFS)

Total Recoverable Gold

Figure 1-14: Recoverable Gold (Source: 12/17 DFS)

Note:

(1)	Recovery in first and last year adjusted for inventory lock-up.

Processing and Recovery Operations

Recovery Methods

The AGM expansion projects are phased in two phases. The first phase of the project, P5M, includes the upgrading of the existing Phase 1 CIL plant throughput from 3.6Mtpa to 5Mtpa (Plant 1). The increased throughput will be achieved by supplementing the 3.6Mtpa of Nkran Sulphides material with oxide material, initially from a number of satellite pits and later from Esaase. A number of equipment upgrades are required to the existing circuit in order to process 5Mtpa.

The second phase of the project, P10M, includes the addition of a new 5Mtpa CIL processing facility (Plant 2), similar to the upgraded Phase 1 CIL plant design, to take the total processing throughput of the AGM to 10Mtpa. The additional feed will all come from the Esaase mine which is expected to ramp up to 7Mtpa.

AGM Phase 1 CIL Plan

The AGM Phase 1 processing plant was commissioned during Q4 2015 and operated at a throughput of 3.6Mtpa for the majority of 2017, achieving in excess of 94%. The AGM Phase 1 processing plant design is based on a typical single-stage crushing, SAG and ball milling circuit followed by a CIL plant. The flow sheet includes a single stage jaw crusher that can either feed onto a live stockpile, or directly into an open circuit SAG, (complete with pebble crusher) and ball milling unit in closed circuit with classification cyclones. A gravity recovery circuit is utilized to treat a portion of the cyclone underflow stream to recover coarse free gold from the recirculating load.

The milled product (cyclone overflow) gravitates to a pre-leach thickener, via a trash removal screen. Thickener underflow is pumped directly to a pre-oxidation stage followed by a seven stage CIL circuit. Leached gold adsorbs onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon is directed to the 5t elution circuit while tailings gravitate to the cyanide destruction circuit.

Provision was made in the design for the detoxification of cyanide in the CIL tailings by means of the SO2/Air process, during which the WAD cyanide concentration is reduced in a single tank by means of SMBS and air. The detoxified tailings product gravitates to the CIL tailings disposal tank via a sampling system from where it is pumped to the tailings storage facility.

Adsorbed gold is eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process is directed to the carbon regeneration circuit, while the pregnant leach solution is routed to the electro winning circuit. After washing the gold sludge from the electro winning cathodes, the sludge is decanted and treated in a drying oven after which it is mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars are cleaned, labelled, assayed and prepared for shipping.

The Phase 1 CIL plant further incorporates water treatment, reagent preparation, oxygen generation and supply, compressed air and water services.

This process flow sheet is well known in industry and is relatively low risk as it has historically been proven a successful processing route for Obotan region ores during Resolute’s operations of 1998 to 2002.

Refer to Figure 1-15 for a simplified process flow diagram of the Phase 1 circuit.

Figure 1-15: Asanko Phase 1 Process Flow Sheet – 3Mtpa CIL Plant (Source: 12/17 DFS)

Project 5M CIL Plant

A number of equipment upgrades are required to the existing circuit in order to process 5Mtpa, as indicated in Figure 1-16 below.

Project 10M CIL Plant

The process flow sheet for the P10M CIL circuit will be based on the final P5M circuit, where feasible. The P10M circuit will consist of a ROM handling and a closed circuit two-stage crushing circuit located at the Esaase mine pit, followed by stockpiling and loading of the stockpiled material onto the 27-kilometre overland conveying circuit to transport the crushed material to the Phase 1 processing site at Obotan where the milling, gravity recovery, and CIL circuit would be located. Provision is made for intermediate stockpiling of the Esaase crushed material and interlinking conveyors between the Project 5M and P10M CIL circuits to allow the processing of Esaase material in either of the CIL circuits.

The crushed Esaase material will feed onto a live, intermediate stockpile from where it can either be fed to the P5M (upgraded Phase 1) milling circuit, or to the P10M milling circuit once constructed.

The P10M ball milling circuit will operate in closed-circuit with a classification cyclone cluster. A gravity recovery circuit will be provided to treat the full cyclone underflow stream to maximize the recovery of coarse free gold from the recirculating load.

The milled product (cyclone overflow) will gravitate to the P10M pre-leach thickener, via a trash removal screen. Thickener underflow will be pumped directly to a pre-oxidation stage followed by a seven-stage CIL circuit, as per the existing plant.

Leached gold will adsorb onto activated carbon, which flows counter-currently to the gold-bearing slurry. Loaded carbon will be directed to the elution circuit while tailings will gravitate to a dedicated P10M cyanide destruction circuit. As per the existing circuit, provision will be made in the design to cater for the destruction of cyanide in the P10M CIL tailings using the SO2/Air process. WAD concentration will be reduced in a single tank by means of SMBS and air, after which the detoxified tailings will gravitate to a dedicated P10M CIL tails disposal system via a sampling system, from where it will be pumped to the expanded, common TSF.

As per the Phase 1 circuit, the adsorbed gold will be eluted from the activated carbon by means of a heated solution of sodium cyanide and caustic soda via the split AARL procedure. Barren carbon from the batch elution process will be directed to a dedicated P10M carbon regeneration circuit, while the pregnant leach solution will be routed to an upgraded electro winning circuit. A dedicated 5t elution facility will be provided for P10M.

The P5M electro winning circuit and gold room will further be expanded as part of P10M to cater for the additional gold loading due to the inclusion of the second 5Mtpa CIL circuit. After washing the gold sludge from the electro winning cathodes, the sludge will be decanted and treated in either one of two drying ovens after which it will be mixed with fluxes and loaded into an induction smelting furnace. After smelting the gold bullion bars will be cleaned, labelled, assayed and prepared for shipping.

The P10M CIL plant will make use of the existing water treatment, reagent preparation, and reagent storage facilities where possible. Dedicated oxygen generation and supply, compressed air and water services will be provided for the P10M CIL plant.

Figure 1-16: Asanko Phase 2 Process Flow Sheet – 3.6Mtpa CIL Plant and 5Mtpa CIL Plant (Source: 12/17 DFS)

Gold Recovery

Based on various metallurgical test work, as well as operational experience from previously mined deposits and the current Phase 1 Obotan plant, the overall expected gold recoveries for each of the AGM CIL circuits (as contemplated in the 12/17 DFS) is shown in Table 1-9 below

Table 1-9: Predicted AGM DFS P5M and P10M CIL Plant Recoveries (Source: 12/17 DFS)

		P5M CIL Plant	P10M CIL Plant
Mill Feed Tonnage	kt	58,525	44,219
Mill Feed Tonnage Split Obotan Oxide Obotan Transitional Obotan Fresh Esaase Oxide Esaase Transitional Esaase Fresh	% % % % % % %	6.6% 4.3% 55.3% 8.0% 3.6% 22.3%	0.0% 0.0% 3.2% 24.4% 10.2% 62.2%
Mill Feed Grade Gravity Recovery CIL Feed Grade CIL Residue Grade	g/t Au % g/t Au g/t Au	1.65 52.5% 0.78 0.10	1.46 52.2% 0.70 0.09
Undiscounted Recovery Recovery Discount Discounted Recovery	% % %	94.2% 0.5% 93.7%	94.1% 0.8% 93.3%

Tailings Storage Facility

The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area of 378ha (basin area 278ha for the final TSF). The TSF is designed to store a total of 95Mt over the LoM. Expansion of the TSF is feasible without significant change to the design parameters, and up to 120Mt capacity has been considered in the design process.

Tailings will be discharged into the TSF by sub-aerial deposition methods, using a combination of spigots at regularly spaced intervals from the embankment. The design incorporates an upstream toe drain and basin under-drainage system in low lying basin areas to improve performance of the TSF. The under-drainage system comprises a network of collector and finger drains. The toe drain and under-drainage system drain by gravity to a collection sump located at the lowest point in the TSF.

For the Nkran tailings, it is expected that water (supernatant) release will be in the order of 47% of the water in slurry for oxide tailings, and in the order of 42% of the water in slurry for primary tailings. Under-drainage release will typically average around 5 to 10% depending on the arrangement of under-drainage collection and basin treatment. For the Esaase tailings, it is expected that water (supernatant) release will be in the order of 53% of the water in slurry for oxide tailings, and in the order of 47% of the water in slurry for primary tailings. Under-drainage release may reach up to 20% depending on the arrangement of underdrainage collection and basin treatment. Assuming the TSF is efficiently operated, a typical achievable density range of between 1.40 t/m³ and 1.50 t/m³ is expected within the overall tailings mass.

Supernatant water will be removed from the TSF via submersible pumps located on a floating barge located within the supernatant pond throughout operation. Solution recovered from the decant system will be pumped back to the plant for re-use in the process circuits.

A downstream seepage collection system will be installed within and downstream of the TSF embankment, to allow monitoring and collection of seepage from the TSF in the collection sump located downstream of the final TSF.

Monitoring bores are being installed around the TSF, to constantly monitor water quality of the samples withdrawn from them. This will allow any seepage, or contamination to be detected, and will trigger the mitigation measures to be outlined in the TSF Management Plan.

The TSF embankment will be constructed in stages to suit storage requirements and the availability of suitable mine waste. It is envisaged that the upstream portions of the embankment will be raised annually by an earthworks contractor with the bulk embankment fill being placed as part of the mining operations on an ongoing basis.

The TSF design utilizes a beach angle that has been calculated using published methods and the overall design is regarded as conservative, with no unique, or unusual design parameters, or methodologies utilized in the design. The use of downstream raise construction methods promotes embankment stability, which has been demonstrated by the high factors of safety obtained for the stability assessment. The stability factors of safety comply with the latest Ghanaian mining regulations for up to 120Mt TSF capacity. It should be noted that these regulations factors of safety are higher than accepted worldwide standards.

Infrastructure, Permitting and Compliance Activities

Environmental and Social

The AGM’s ESIA for Nkran was approved in 2015 by the EPA, resulting in the issuing of an environmental permit. An ESIA for Esaase pit and the overland conveyor between Esaase and Obotan was submitted to the EPA in November 2016 and the environmental permit was granted in January 2017.

Detailed baseline studies were completed and this provided the required level of information for development of the ESIA.

Air quality, noise, surface water hydrology, groundwater hydrogeology, water quality, soil, fauna and flora baseline studies were completed and reports generated. Traffic, socio-economic and medical surveys were likewise completed.

Asanko Gold held a number of public forums as part of the environmental permitting for P5M and P10M, in 2016. This included a visit by senior dignitaries from the Esaase community and the EPA to the Sasol operation at Secunda in South Africa to see one of the world’s longest single flight overland conveyors.

The AGM engages regularly with a number of stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The AGM also engages with local government and village leaders, including:

  Amansie West District Assembly

  Ministry of Food and Agriculture

  Ghana Health Service

  Land Valuation Board

  Environmental Protection Agency

  Forestry Commission

  Minerals Commission

  Inspectorate Division of Minerals Commission

  Water Resources Commission

Health and Safety Report

The AGM has maintained an industry-leading safety record and has had no lost time injuries (“LTIs”) reported during 2018 and, as of December 31, 2018, has achieved over 21 months and more than 10.9 million man hours worked without a single LTI.

Approvals and Community and Government Consultation

The AGM engages with stakeholder groups and committees as platforms through which to provide project updates; address concerns and discuss matters of mutual interest. The AGM also engages with local government and village leaders, including:

  The Ministry of Lands and Natural Resources

  The Minerals Commission

  The Inspectorate Division of the Minerals Commission

  The Ministry of Environment, Science, Technology and Innovation

  The Environmental Protection Agency

  The Water Resources Commission

  The Forestry Commission

  The Ashanti Regional Coordinating Council

  The Amansie West District Assembly

  The Ministry of Food and Agriculture – Amansie West District

  The Ghana Health Service – Amansie West District

  The Land Valuation Board – Ashanti Region

The relevant consents, regulatory permits and approvals have since been obtained from all the governmental and regulatory bodies.

Capital and Operating Costs

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

Capital Costs

The initial capital cost of the mine, process plant and associated infrastructure for Phase 1 amounted to $292 million, approximately $3 million under the initial budget of $295 million.

The capital expenditure estimations for P5M and P10M below were derived from various studies on mining, processing, mine infrastructure, TSF designs, dam construction, electrical supply, owner’s costs and indirect costs.

The general estimation approach was to measure/quantify each cost element from the engineering drawings, process feed diagrams, mechanical equipment list, infrastructure equipment list, and motor lists. Quotations from three, or more vendors were obtained for the major equipment whereas minor equipment, in general, was single sourced. The estimate for the plant has been based on an assumption of a continuous engineering, procurement and construction effort with no interruption of the implementation program after funding approval has been obtained. The estimate is based on a project execution strategy whereby major units of construction work will be allocated to a number of contractors. The cost estimates assume that all material and equipment acquisition and installation sub-contracts will be competitively tendered and no allowance for delays is included. A separate contingency allowance of 3% on the overall project was allowed to address the unforeseen risks applicable to this project.

Base Case

The capital costs, broken down in major capital cost items, provided for in the DCF model (Base Case) are summarized in Table 1-10. The total Base Case capex over the LoM is estimated to be $66 million. The largest contributors to the Base Case capex over the LoM are for the TSF (approx. 55%) and closure costs (approx. 39%).

Table 1-10: Base Case - Total Capital Costs (Source: 12/17 DFS)

Aspect	Amount ($M)*
Total Installation Capital	-
Total SIB	66
On-Going Rehabilitation	4
Closure Cost	26
Tailings Dam	36

* Rounding applied.

Figure 1-17: Base Case - Capital Scheduling (Source: 12/17 DFS)

Base Case + P5M (as stated in the 12/17 DFS)

The capital costs, broken down in major capital cost items, provided for in the DCF model (Base Case + P5M) are summarized in Table 1-11. The total Base Case + P5M capex over the LoM is estimated to be $322m. The largest contributions to the Base Case + P5M capex over the LoM are the overland conveyor (approx. 28%) and tailings dam (approx. 21%).

Table 1-11: Base Case + P5M - Total Capital Costs (Source: 12/17 DFS)

Aspect	Amount ($M)*
Total Installation Capital	147
Process Plant	6
Overland Conveyor	90
Process Plant Infrastructure	13
RAP Project	-
Mining	1
Owners Cost	14
Project Indirect	13
Design Development	6
Contingency	4
Total SIB	175
On Going Rehabilitation at Obotan	8
Closure Cost (Obotan)	19
Tailings Dam	67
On Going Rehabilitation at Esaase	23

Aspect	Amount ($M)*
Closure Cost (Esaase)	12
Non-Mining Infrastructure	10
RAP Project	36

* Rounding applied.

Figure 1-18: Base Case + P5M - Capital Scheduling (Source: 12/17 DFS)

Base Case + P5M + P10M (as stated in the 12/17 DFS)

The capital costs provided for in the DCF model (Base Case + P5M + P10M) are summarized in Table 1-12. The total Base Case + P5M + P10M capex over the LoM is estimated to be $474 million. The largest contributors to the Base Case + P5M + P10M capex over the LoM is for the process plant and infrastructure (approx. 33%) and the overland conveyor (approx. 16%). It must be noted that the difference of $12 million on the overland conveyor between P5M and P5M+P10M has been investigated, and found to be a total capex reporting difference. Capital costs covering the discharge of the conveyor at the P5M+P10M processing facility has been included in the Process Plant Infrastructure costing element while it has not been classified as such in the P5M scenario.

Table 1-12: Base Case + P5M + P10M-Total Capital Costs (Source: 12/17 DFS)

Aspect	Amount ($m)
Total Installation Capital	349
Process Plant	100
Overland Conveyor	78
Process Plant Infrastructure	55
RAP Project	24
Mining	8

Aspect	Amount ($m)
Owners Cost	32
Project Indirect	29
Design Development	14
Contingency	9
Total SIB	125
On Going Rehabilitation at Obotan	8
Closure Cost (Obotan)	19
Tailings Dam	56
On Going Rehabilitation at Esaase	14
Closure Cost (Esaase)	12
Non-Mining Infrastructure	5
RAP Project	11

* Rounding applied.

Figure 1-19: Base Case + P5M + P10M - Capital Scheduling (Source: 12/17 DFS)

Operating Costs

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

Operating cost (“Opex”) estimates were developed from each of the Project component studies and include mine design criteria, process flow sheet, plant consumable studies, mass and water balance, mechanical and electrical equipment lists, and in-country labour cost data. The cash operating costs are defined as the direct operating costs including contract mining, processing, and tailings storage, and water treatment, general and administrative and refining costs.

Base Case

The operating costs accounted for in the financial model for Phase 1 over the scheduled LoM are summarized in Table 1-13 and Figure 1-20 and Figure 1-21. The total Base Case operating cost per ounce over the LoM is estimated to be $797/oz. The largest contributors to the Base Case operating expense over the LoM is the mining operation accounting for 56%.

Table 1-13: Base Case - Total Operating Costs (Source: 12/17 DFS)

Aspect	Amount ($m)	Amount ($/oz)
Mining (Obotan)	832	443
Mining (Esaase)	-	-
Processing	424	226
Other (Refining and G&A)	241	128
Total OPEX	1,497	797

Figure 1-20: Base Case - Operating Cost Scheduling (Source: 12/17 DFS)

Figure 1-21: Base Case - Operating Cost $/oz (Source: 12/17 DFS)

Base Case + P5M

The operating costs accounted for in the financial model for Base Case + P5M over the scheduled LoM are summarized in Table 1-14, Figure 1-22 and Figure 1-23. The total Base Case + P5M operating cost per ounce over the LoM is estimated to be $837/oz. The largest contributors to the Base Case + P5M operating expense over the LoM is the Esaase mining at 36%, however this is closely followed by processing at 29% and Obotan mining at 22%. It must be noted that because of the increase in the LoM for the Base Case + P5M versus the Base Case + P5M + P10M, an increase of $37/oz in the total operating cost per ounce is observed.

Table 1-14: Base Case + P5M - Total Operating Costs (Source: 12/17 DFS)

Aspect	Amount ($m)	Amount ($/oz)
Mining (Obotan)	903	186
Mining (Esaase)	1,460	301
Processing	1,192	246
Other (Refining and G&A)	505	104
Total OPEX	4,060	837

Figure 1-22: Base Case + P5M - Operating Cost Scheduling (Source: 12/17 DFS)

Figure 1-23: Base Case + P5M - Operating Cost $/oz (Source: 12/17 DFS)

Base Case + P5M + P10M

The operating costs accounted for in the financial model for Base Case + P5M + P10M over the scheduled LoM are summarized in Table 1-15, Figure 1-24 and Figure 1-25. The total Base Case + P5M + P10M operating cost per ounce over the LoM is estimated to be $761/oz. The largest contributors to the Base Case + P5M + P10M operating expenditure over the LoM is the Esaase mining at 37%, however this is closely followed by processing at 30% and Obotan mining at 24%.

Table 1-15: Base Case + P5M + P10M - Total Operating Costs (Source: 12/17 DFS)

Aspect	Amount ($m)	Amount ($/oz)
Mining (Obotan)	903	186
Mining (Esaase)	1,351	279
Processing	1,109	229
Other (Refining and G&A)	323	67
Total OPEX	3,686	761

Figure 1-24: Base Case + P5M + P10M - Operating Cost Scheduling (Source: 12/17 DFS)

Figure 1-25: Base Case + P5M + P10M - Operating Cost $/oz (Source: 12/17 DFS)

Economic Analysis

See section “Ongoing work associated with updating Mineral Resource and Reserve Estimates and Life of Mine Plan”.

The 12/17 DFS constructs a DCF model for the purposes of the economic analysis of the Project. The DCF model was constructed in Excel and was based on techno-economic input assumptions that were derived from various studies on mining, processing, mine infrastructure, TSF designs, dam construction, electrical supply, owner’s costs and indirect costs. The DCF model assesses the post-tax real cash flows for the Project.

The results of the economic evaluation would be an indicator of the NPV of the Project given the quality and quantity of information provided by the contributing specialists and the quality of the estimates made on some inputs of the respective models.

Principal Assumptions

The principle economic assumptions employed in the economic analysis of the Project are presented in Table 1-16. The DCF model assumes that both revenue and costs, as well as royalty and taxes, are incurred in US dollar, therefore, no exchange rate assumptions are necessary. For the purposes of the economic analysis, a discount rate of 5% and a Gold Price of $1,250/oz were used. However, in the sensitivity analysis, the results are reported over a range of discount rates and commodity prices.

Table 1-16: Principle Economic Assumptions / Inputs (Source: 12/17 DFS)

Techno-Economic Assumptions/ Inputs	UOM	Base Case	P5M	P5M + P10M
Total Tonnes Mined	t	231,996.78	679,246.98	679,246.98
Ore Processed	t	35,143.00	102,744.59	102,744.59
Waste Mined	t	196,853.78	576,502.39	576,502.39

Techno-Economic Assumptions/ Inputs	UOM	Base Case	P5M	P5M + P10M
Stripping Ratio*	calc	5.60	5.61	5.61
Plant Grade* (CIL – Plant 1)	g/t	1.77	1.57	1.65
Plant Grade* (CIL - Plant 2)	g/t	-	-	1.46
Recovery* (CIL - Plant 1)%		94	94	94
Recovery* (CIL - Plant 2)%		-	-	93
Total Gold Recovered	Moz	1.88	4.85	4.84
Opening TAX Shield	$m	417.20	417.20	417.20
Corporate Tax Rate	%	35.00%	35.00%	35.00%
Obotan Royalty Rate	%	5.00%	5.00%	5.00%
Esaase Royalty Rate	%	5.50%	5.50%	5.50%
Gold Price	$/oz	1,250.00	1,250.00	1,250.00
Discount Rate	%	5.00%	5.00%	5.00%
Capital – Base	$m	-	-	-
Capital – Project	$m	-	146.79	349.42
Sustaining Capital	$m	65.80	174.58	125.28
Cash Operating Costs	$/oz	796.95	837.20	760.81
Total Tonnes Mined	t	231,996.78	679,246.98	679,246.98

Cash Flow Approach

The detailed annual cash flows for each of the Base Case, Base Case + P5M and Base Case + P5M + P10M are disclosed in detail in Part 22.1.2 of the 12/17 DFS, which is available at www.sedar.com.

NPV, IRR and Capital Payback Period (as stated in the 12/17 DFS)

NPV and IRR

In consideration of the above assumptions, the following NPVs and internal rates of return (“IRR”) were reached:

Base Case:

NPV: $481.82m

IRR: N/A as net cash flow of Base Case starts positively

Base Case + P5M + P10M:

NPV 5%: $811.39m

IRR: N/A as net cash flow of Base Case + Project starts positively

Base Case + P5M:

NPV 5%: $657.72m

IRR: N/A as net cash flow of Base Case + Project starts positively

Project (P5M + P10M Incremental):

NPV 5%: $329.57m

IRR: 20.37%

Project (P5M Incremental):

NPV 5%: $175.89m

IRR: 13.22%

Payback

In consideration of the above assumptions, the payback period for the:

  Project (Base Case + P5M + P10M) is 4 years

  Project (Base Case + P5M) is 5 years

Project Development

Phase 1 was approved by the Company’s board of directors in July 2014 and DRA was awarded an EPCM contract immediately following approval. Contractor mobilization to site occurred in August 2014 and the Phase 1 development was successfully commissioned in Q1 2016 and commercial production was declared in Q2 2016, ahead of schedule and within budget.

Overview of Project 5M – First stage

P5M was approved by the Asanko Gold Board in November 2016 and a FEED program commenced through to Q2 2017. The first stage of P5M, which was funded from cash on hand, comprised brownfield modifications to upgrade the CIL processing plant to 5Mtpa, including volumetric upgrades as well as upgrades to the recovery circuit. Included in this phase was final designs on earthworks relating to the overland conveyor, detailed design of all structural and mechanical components of the overland conveyor and all detailed engineering and process design to allow the existing Phase 1 CIL plant to increase its design throughput capacity from 3Mtpa to 5Mtpa. The modifications to the existing plant included:

  An additional tailings pump chain and pipeline to the TSF

  One additional Knelson gravity gold concentrator

  An additional intensive leach reactor

  Installation of a larger diameter cyclone overflow pipeline to the pre-leach thickener

  Installation of a larger diameter thickener underflow pipeline to the CIL

  Increased capacity of the oxygen plant to deliver an additional 5 tpd oxygen

  An additional electro winning cell in the gold room

  Installation of larger aperture inter -tank screens on the CIL tanks.

The AGM completed the volumetric upgrades under budget and ahead of schedule. The upgrades to the recovery circuit completed and commissioned in Q2 2018. The total capital cost associated with the first stage of P5M amounted to $19.6 million.

Overview of Project 5M – Second stage (as stated in the 12/17 DFS)

  Development of the Esaase Deposit

  The Esaase deposit will be developed using open pit contractor mining. Mining activities will initially mine oxide ore to open up the deposit. The mining schedule will allow both oxide and fresh ore to be delivered to the 5Mtpa CIL processing facility. The ore will be transported via a 27km overland conveyor, constructed as part of the P5M project, to the expanded process facility. The Environmental Permit and Mine Operating Permit were received in January 2017 from the Ghanaian EPA and the Ghanaian Minerals Commission, respectively.

  As part of P5M, a work stream will be executed to construct the terrace for the overland conveyor and installation of all related mechanical, electrical and instrument control systems. This will take 18 months to complete, which will allow ore from Esaase to fed at 2Mtpa to feed the expanded plant at Obotan.

  Capital Cost

  Based on FEED, the final capital cost estimates are $78.0 million for the conveyor, $32.0 million for the development of the Esaase deposit and associated infrastructure and $18.0 million for engineering and project costs and contingencies, with a total project capital cost of approximately $128.0 million. This estimate may vary due to future foreign exchange differences. In addition, management expects to install a permanent secondary crusher ($6.3 million) and upgraded mill motors ($1.5 Million), which were not contemplated in the 12/17 DFS. As of December 31, 2018, the AGM has spent $9.7 million on the initial overland conveyor earthworks and $10.8 million in site establishment and infrastructure.

  Infrastructure

  The infrastructure requirements at Esaase include:
  o The refurbishment of the Esaase camp
  o The resettlement of the Tetrem village
  o The installation of a 33-kV power line to supply power to the conveyor and the Esaase site
  o The establishment of the mine service area (“MSA”)
  o The installation of a crushing system and stockpile to feed the overland conveyor
  o Water management systems including seepage and holding dams

  Funding

  The implementation of the second stage of P5M will require a special majority decision of the Management Committee of the JV partners (see section “General Development of the Business – Gold Fields Joint Venture Transaction”) and is dependent on the balance sheet of the JV, ability and willingness of the JV Partners to fund any required equity or subordinated loan portion of the project costs, financing opportunities, the outlook for gold prices, and capital market conditions.

Overview of Project 10M (as stated in the 12/17 DFS)

P10M comprises the construction of an additional 5Mtpa CIL processing facility to double throughput from 5Mtpa to 10Mtpa with a life of mine in excess of 12 years. Ore is expected to be sourced from Nkran and the surrounding satellite deposits at a rate of 3Mtpa and Esaase at a rate of 7Mtpa. Gold production at steady state is expected to be ~450,000 ounces per year.

Design

P10M (if and when approved) will include the following:

Construction of an additional 5Mtpa CIL plant at Obotan to double processing capacity to 10Mtpa

An increase in the mining rate at Esaase from 2Mtpa to 7Mtpa

A permanent primary and secondary crusher installation

An expansion of the existing TSF

Capital Cost

The incremental capital cost estimate is approximately $200.0 million for the additional CIL plant and associated infrastructure.

Funding

The implementation of the second stage of P10M will require a special majority decision of the Management Committee of the JV partners (see section “General Development of the Business – Gold Fields Joint Venture Transaction”) and is dependent on the balance sheet of the JV, ability and willingness of the JV Partners to fund any required equity or subordinated loan portion of the project costs, financing opportunities, the outlook for gold prices, and capital market conditions.

Additional Properties

The AGM acquired the Miradani project in September 2017. The Miradani project is located within 10km of the AGM, covering an area of approximately 15km2. It is on an existing mining lease (valid until May 2025) which may enable potential mineral resources to be accelerated to production.

The northern boundary of the concession is located approximately 5.5km south of the AGM’s processing plant on the NE-SW Asankrangwa structural corridor. The underexplored Asankrangwa Gold Belt is about 7km wide and over 50km long. The area is highly prospective with multiple geochemical anomalies aligning with the structures interpreted from the airborne VTEM and magnetic surveys completed by Asanko in 2015.

Three significant initial target areas along the main structural trend, Miradani, Central, and Tontokrom, have been identified. Historical trench and soil geochemistry data, along with recent mechanized artisanal mine workings, indicate that each target area consists of multiple parallel mineralized zones, individually ranging between 3m and 37m in width. Individual 1.5m trench samples assayed up to 47.3 g/t.

In addition, the AGM also owns the Asumura property, located in the southwestern part of Ghana, on the north-western edge of the Sefwi-Bibiani Greenstone Belt.

The AGM has not made any MRE for either of these properties and do not currently consider these properties to be material to the AGM.

RISK FACTORS

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Asanko that could cause its operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company or the JV. These include widespread risks associated with any form of business and specific risks associated with the business of the Company and the JV and their involvement in the gold exploration and development industry.

An investment in the securities of Asanko is considered speculative and involves a high degree of risk due to, among other things, the nature of Asanko’s business and the present stage of development of the AGM. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this AIF. The operations of the JV are speculative due to the high-risk nature of its business which is the operation, exploration and development of mineral properties. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to the operations and business plans of the JV and the Company. In addition to information set out elsewhere in this AIF, for the financial year ended December 31, 2018, or with reference to information which is incorporated by reference into this AIF, investors should carefully consider the following risk factors. Such risk factors could materially affect the future operating results of the JV and the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the JV and the Company.

A summary of the principal risks that the JV and the Company faces are as follows:

  the value of the JV’s reserves and the outlook for profitable mining from its operations is dependent on continued strong gold prices, achieving planned production rates and life-of-mine costs per ounce to mine and produce gold. Gold prices are historically volatile and gold can be subject to long periods of depressed prices;

  the estimation of mineral resources and reserves is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgments used in the engineering and geological interpretation of that data and such assumptions and judgment, which may prove unreliable or mistaken. The JV’s estimates of resources and reserves may be subject to revision based on various factors, some of which are beyond its control;

  mining risks which affect all companies in the industry to different degrees include impact and cost of compliance with environmental regulations and the actions of mining opposition groups, adverse changes in mining and reclamation laws and compliance with increasingly complex health and safety rules; and

  other general and specific risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and those which are discussed below.

Key assumptions upon which the Company’s forward-looking statements related to the JV and the Company are based, include the following:

  that the price of gold will neither fall significantly nor for a prolonged period of time in the foreseeable future;

  that there will be no significant changes to Ghana’s mining or tax laws, or the imposition of exchange controls in Ghana that materially adversely affect the JV’s operations or changes in laws that could affect title to the JV’s Asanko Gold Mine;

  that no significant impediments develop in respect of the JV’s ability to comply with environmental, safety and other regulatory requirements;

  that there will be no further material upheavals in world financial markets and that interest and exchange rates will remain relatively stable; and

  that key personnel will continue their employment with the Company and JV.

Operational risks

Reserves and resources

Mineral reserves and mineral resources are based on estimates of mineral content and quantity derived from limited information acquired through drilling and other sampling methods and requires judgmental interpretations of geology, structure, grade distributions and trends, and other factors. These estimates may change as more information is obtained. No assurance can be given that the estimates are accurate or that the indicated level of metal will be produced. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

In addition, the mineral reserve and mineral resource estimates for the AGM are updated from time to time as the geological and technical information on the mineralization increases. These mineral reserve and mineral resource updates may result in reclassification of resources from one category of resources to another and these reclassifications may have a follow-on impact on reserves. To the extent that these reclassifications of resources are from a higher category to a lower category, there may be a resulting negative impact on related mineral reserves. Any reduction of reserves resulting from reclassification of resources may ultimately impact on project economics, including net present values and internal rates of return. For future projects, these reductions may impact adversely on production decisions. Mineral resources that are not mineral reserves do not have demonstrated economic viability. It cannot be assumed that all or any part of the JV’s mineral resources constitutes or will be converted into reserves. Market price fluctuations of gold as well as increased production and capital costs, reduced recovery rates or technical, economic, regulatory or other factors may render the JV’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Successful extraction requires safe and efficient mining and processing. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of ore bodies or the processing of new or different ore types, may cause mineral reserves to become uneconomical or the AGM to be unprofitable in any particular reporting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require the JV to reduce its mineral reserves and resources, which could have a negative impact on the financial results of the JV and the Company.

Failure to obtain or maintain necessary permits or government approvals, revocation of those permits and approvals, regulatory changes affecting necessary permits or government approvals, or environmental concerns could also cause the JV to reduce its reserves. There is also no assurance that the JV will achieve indicated levels of gold recovery or obtain the prices for gold production assumed in determining the amount of such reserves. Anticipated levels of production may be affected by numerous factors, including mining conditions, labour availability and relations, weather and supply shortages.

Life of mine plans

Life of mine estimates for each of the properties of the JV are based on a number of factors and assumptions and may prove to be incorrect. In addition, life of mine plans, by design, may have declining grade profiles and increasing rock hardness and mine life could be shortened if the JV increases production, experiences increased production costs or if the price of gold declines significantly. Reserves can be replaced by upgrading existing resources to mineral reserves generally by the completion of additional drilling and/or development to improve the estimate confidence and by demonstrating their economic viability, by expanding known ore bodies, by locating new deposits or by making acquisitions. The life of mine plan for the AGM will be updated from time-to-time to reflect current geological, technical and economic information and JV’s plans for the operation and expansion of the AGM may change materially from current planned operations based on the results of the updated life of mine plan.

Limited history of mining operations

The AGM has limited history of mining operations. As a result, Asanko is subject to all of the risks associated with establishing new mining operations including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geological formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. In addition, delays in the commencement of mineral production often occur.

Consumables

The profitability of the JV is affected by the market prices and availability or shortages of commodities which are consumed or otherwise used in connection with the JV’s operations. Prices of such commodities also can be subject to volatile price movements, which can be material and can occur over short periods of time, and are affected by factors that are beyond the JV’s control. Operations consume significant amounts of energy and are dependent on suppliers or governments to meet these energy needs and to allow declines in oil prices to filter through to the JV. In some cases, no alternative source of energy is available. An increase in the cost, or decrease in the availability, of construction materials may affect the timing and cost of the JV’s development project. If the costs of certain commodities consumed or otherwise used in connection with the JV’s operations were to increase significantly, and remain at such levels for a sustained period of time, this would have a material adverse impact on the JV and the Company. Costs at any particular mining location are also subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body or due to operational or processing changes. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on the JV’s capital expenditures, production schedules, profitability and operating cash flow.

Production costs

This AIF and the Company’s other public disclosures contain estimates of future production, operating costs, capital costs, estimates of future AISC and other economic and financial measures with respect to existing mines and certain development stage projects. The estimates can change or the JV may be unable to achieve them. Actual production, costs, returns and other economic and financial performance may vary from the estimates depending on a variety of factors, many of which are not within the JV’s control. These factors include, but are not limited to:

  actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics;
  short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned;
  mine failures, slope failures or equipment failures;
  industrial accidents;
  natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes;
  encountering unusual or unexpected geological conditions;
  changes in power costs and potential power shortages;
  exchange rate and commodity price fluctuations;
  shortages of principal supplies needed for operations, including explosives, fuels, water and equipment parts;
  labour shortages or strikes;
  litigation;
  terrorism;
  civil unrest and protests;
  restrictions or regulations imposed by governmental or regulatory authorities;
  permitting or licensing issues; or
  shipping interruptions or delays.

In addition, estimates of capital costs and operating costs derived from the 12/17 DFS should be viewed in the context of being estimates based on the mine plan set forth in the 12/17 DFS. The JV anticipates that it may make modifications to the mine plan set forth in the 12/17 DFS in order to optimize its mine plan for the AGM as mining progresses and the JV’s understanding of the ore body increases. These optimization efforts may include additional capital expenditures and variances in planned mining operations, with the result that capital and/ or operating costs may be greater than projected in the 12/17 DFS. In addition, the estimates of capital and operating costs derived from the 12/17 DFS may be materially impacted by events beyond the JV’s control, such as foreign exchange rate fluctuations and increases in plant, equipment and labour costs. Accordingly, the JV’s actual capital and operating costs may vary materially from the estimates derived from the 12/17 DFS.

Failure to achieve production or cost estimates or material increases in costs could have a material adverse effect on the future cash flows, profitability, results of operations and financial condition of the JV and Company.

Extraction

A number of factors can affect the JV’s ability to extract ore efficiently in the quantities that it has budgeted, including, but not limited to:

  ground conditions;
  geotechnical conditions;
  geological conditions;
  chemical effects;
  efficiency; and
  scheduling.

These factors may result in a less than optimal operation and lower throughput or lower recovery, which may affect the JV’s production schedule. Although the Company and the JV reviews and assesses the risks related to extraction and put appropriate mitigating measures in place, there is no assurance that the Company or the JV have foreseen and/or accounted for every possible factor that might cause a project to be delayed, which could have an effect on business, results of operations, financial condition of the JV and Company and on the share price of the Company.

Processing

A number of factors could affect the JV’s ability to process ore in the tonnages budgeted, the quantities of the metals deleterious materials that are recovered and the ability to efficiently handle material in the volumes budgeted, including, but not limited to:

  the presence of oversized material at the crushing stage;
  material showing breakage characteristics different to those planned;
  material with grades outside of planned grade range;
  the presence of deleterious materials in ratios different than expected;
  material drier or wetter than expected, due to natural or environmental effects; and
  viscosity/density different than expected.

The occurrence of any of the above could affect the ability of the JV to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recovery, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, there is no assurance that conditions will not worsen and have an adverse effect on future cash flow, results of operations and financial condition of the JV and Company.

Equipment malfunctions

The JV’s various operations may encounter delays in or losses of production due to the delay in the delivery of equipment, key equipment or component malfunctions or breakdowns, damage to equipment through accident or misuse, including potential complete write-off of damaged units, or delay in the delivery or the lack of availability of spare parts, which may impede maintenance activities on equipment. In addition, equipment may be subject to aging, if not replaced, or through inappropriate use or misuse and may become obsolete. Any one of these factors could adversely impact the operations, profitability and financial results of the JV and Company.

Legislative changes

The JV and Company, respectively, is subject to continuously evolving legislation, including, but not limited to, the areas of labour, environment, land titles, mining practices and taxation. Compliance with these laws may require significant expenditures. If the JV or Company is unable to comply fully, they may be subject to enforcement actions or other liabilities, or its image may be harmed, all of which could materially affect operating costs, delay or curtail operations or cause the JV or Company to be unable to obtain or maintain required permits. There can be no assurance that the JV or Company has been or will be at all times in compliance with all applicable laws regulations, that compliance will not be challenged or that the costs of complying with current and future laws and regulations will not materially or adversely affect the business, operations or results.

New laws and regulations, amendments to existing laws and regulations or administrative interpretation, or more stringent enforcement of existing laws and regulations, whether in response to changes in the political or social environment the Company and JV operates in or otherwise, could have a material and adverse effect on the future cash flows, results of operations and financial condition of the Company and JV.

Key employees

The ability of the JV and Company to effectively manage its corporate, exploration and operations teams, as applicable, depends in large part on the ability of the JV and Company to attract and retain key individuals in management positions and as senior leaders within the organization. The success of the Company and JV also depends on the technical expertise of its professional employees. The JV and Company faces competition for qualified management, professionals, executives and skilled personnel from other companies. There can be no assurance that the JV or Company will continue to be able to compete successfully with its competitors in attracting and retaining senior leaders, qualified management and technical talent with the necessary skills and experience to manage its current needs. The length of time required to recruit key personnel and fill a position may be longer than anticipated. The failure to attract and retain capable leaders and key management professionals as well as qualified talent to manage the existing operations and projects effectively could have a material adverse effect on the business, financial condition and/or operational results or the JV and Company.

Labour disruptions

The JV is dependent on its workforce to extract and process minerals. Relations between the JV and its employees may be impacted by changes in labour relations which may be introduced by, among other things, employee groups, unions and the relevant governmental authorities in whose jurisdictions the JV carries on business. Labour disruptions at the JV’s properties could have a material adverse impact on its business, results of operations and financial condition. A number of the JV’s employees are represented by labour unions under various collective labour agreements. In addition, existing labour agreements may not prevent a strike or work stoppage at the JV’s facilities in the future, and any such work stoppage could have a material adverse effect on the JV and Company’s earnings and financial condition.

Political and legal risks

Mining investments are subject to the risks normally associated with any conduct of business in foreign and/or emerging countries including:

  political;
  war, terrorism and civil disturbance risks;
  changes in laws or policies of particular countries, including those relating to royalties, duties, imports, exports and currency;
  the cancellation or renegotiation of contracts;
  the imposition of royalties, net profits payments, tax increases or other claims by government entities, including retroactive claims;
  the risk of expropriation and nationalization; and
  delays in obtaining or the inability to obtain necessary governmental permits or the reimbursement of refundable tax from fiscal authorities.

Other risks include the potential for fraud and corruption by suppliers, personnel or government officials which may implicate the JV or the Company, compliance with applicable anti-corruption laws, including the U.S. FCPA and the Canadian CFPOA by virtue of the JV operating in jurisdictions that may be vulnerable to the possibility of bribery, collusion, kickbacks, theft, improper commissions, facilitation payments, conflicts of interest and related party transactions and the JV or Company’s possible failure to identify, manage and mitigate instances of fraud, corruption, or violations of its code of conduct and applicable regulatory requirements.

There is also the risk of increased disclosure requirements, including those pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act; currency fluctuations; restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of gold or on the import, for further gold processing; limitations on the repatriation of earnings or on the ability of the JV and the Company to assist in minimizing its expatriate workforce’s exposure to double taxation in both the home and host jurisdictions; and increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause the JV and Company to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect the financial position and/or results of operations of the JV and Company. In addition, the enforcement by the JV and Company of its legal rights in foreign countries, including rights to exploit its properties or utilize its permits and licenses and contractual rights may not be recognized by the court systems in such foreign countries or enforced in accordance with the rule of law.

It is possible that a current or future government of any country in which the Company or the JV has mining projects or operations may adopt substantially different policies or take arbitrary action which might halt exploration or production, nationalize assets or cancel contracts and/or mining and exploration rights and/or make changes in taxation treatment any of which could have a material and adverse effect on the future cash flows, earnings, results of operations and/or financial condition of the JV and Company.

Contractors

The JV uses contractors at the AGM for some of its mining activities. As a result, operations at the AGM are subject to a number of risks, some of which will be outside of the JV’s control, including:

  negotiating agreements with contractors on acceptable terms;

  the inability to replace a contractor and its operating equipment in the event that either party terminates the agreement;

  reduced control over such aspects of operations that are the responsibility of the contractor;

  failure of a contractor to perform under its agreement with us;

  interruption of operations in the event that a contractor ceases its business due to insolvency or other unforeseen events;

  failure of a contractor to comply with applicable legal and regulatory requirements, to the extent that it is responsible for such compliance; and

  problems of a contractor with managing its workforce, labour unrest or other employment issues.

In addition, the JV may incur liability to third parties as a result of the actions of a contractor. The occurrence of one or more of these risks could have a material adverse effect on the business, results of operations and financial condition of the JV and Company.

Mining is inherently dangerous

Mining operations generally involve a high degree of risk. The JV’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including: unusual and unexpected geological formations; seismic activity; cave-ins or slides; flooding; pit wall failure; periodic interruption due to inclement or hazardous weather conditions; and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or death, damage to property, environmental damage and possible legal liability. Milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Environmental and Health and Safety Issues

Routine safety inspections are conducted across the AGM site with any non-conformances reported through the safety, health & environment management system. Weekly inspections are conducted at the mining contractor workshops, fuel depot, process plant, and other external areas as required. With regards to the TSF, the JV employs a series of monitoring boreholes around the perimeter of the TSF, which are regularly monitored for ground water contamination. The TSF is inspected on a daily basis for signs of stress or damage and to ensure structural integrity. It is also is audited every quarter, including for structural integrity, by independent third consultants and their report is submitted to the Ghanaian EPA.

Although the JV monitors its mining and disposal sites for potential environmental hazards, there is no assurance that it has detected, or can detect all possible risks to the environment arising from the business and operations. The JV expends significant resources to comply with environmental laws, regulations and permitting requirements, and expects to continue to do so in the future. Failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There is no assurance that:

  the JV has been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;

  the compliance will not be challenged; or

  the costs of compliance will be economical and will not materially or adversely affect the JV’s future cash flow, results of operations and financial condition.

The JV may be subject to proceedings in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, the JV could suffer delays or impediments to or suspension of development and construction of projects and operations and, even if the JV is ultimately successful, the JV may not be compensated for the losses resulting from any such proceedings or delays.

There may be existing environmental hazards, contamination or damage at the JV’s mines or projects that the JV may be unaware of. The JV may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at its mine sites or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by the activities of the JV or by previous owners or operators of the property.

Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of the JV’s properties and other penalties and liabilities related to associated losses, including, but not limited to:

  restrictions on or suspension of the activities of the JV;

  loss of rights, permits and property, including loss of the JV’s ability to operate in that country or generally;

  completion of extensive remedial cleanup or paying for government or third -party remedial cleanup;

  premature reclamation of operating sites; and

  seizure of funds or forfeiture of bonds.

The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on the business, results of operations, financial condition of the JV and Company and share price of the Company.

In Ghana, the JV is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes the JV’s obligation to reclaim property after minerals have been mined from the site. Further, the JV is required to provide security to the Ghanaian EPA for the performance by the JV of its reclamation obligations in respect of the Abriem, Abore and Adubea mining leases. Although the JV has currently made provision for certain of its reclamation obligations, there is no assurance that these provisions will be adequate in the future.

Climate Change

The Company acknowledges climate change and that the increased regulation of greenhouse gas emissions (known as carbon taxes) may adversely affect the operations of the JV and Company and related legislation is becoming more stringent. The effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency.

The JV makes efforts to mitigate climate risks by ensuring that extreme weather conditions are included in its emergency response plans. However, there is no assurance that the response will be effective and the physical risks of climate change will not have an adverse effect on the JV’s operations and profitability. The Paris climate accord was signed by 195 countries in December 2015 and marked a global shift toward a low-carbon economy.

Health and Safety Risks

The JV is exposed to pandemics such as malaria and other diseases, such as dengue and chikungunya. Such pandemics and diseases represent a serious threat to maintaining a skilled workforce in the mining industry in Africa and is a major healthcare challenge for the JV.

In addition, as a result of workplace accidents due to the inherent dangers of mining operations, there can be no assurance that the JV will not lose members of its workforce or see its workforce productivity reduced or incur medical costs, which could have a material and adverse effect on the future cash flows, earning, results of operations and financial condition of the JV and Company.

Permitting

The operation, exploration and development projects of the JV require licenses and permits from various governmental authorities to exploit its properties, and the process for obtaining and renewing licenses and permits from governmental authorities often takes an extended period of time and is subject to numerous delays, costs and uncertainties. Any unexpected delays or costs or failure to obtain such licenses or permits associated with the permitting process could delay or prevent the execution of the second stage of P5M and/or P10M development plans or impede the operation of a mine, which could adversely impact the JV’s operations, profitability and financial results. Such licenses and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, suspensions or revocation of permits and licenses, and other penalties. There can be no assurance that the JV has been or will be at all times in compliance with all such laws and regulations and with its licenses and permits or that the JV has all required licenses and permits in connection with its operations. The JV may be unable, on a timely basis, to obtain, renew or maintain in the future all necessary licenses and permits that may be required to explore and develop its properties, maintain the operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

The JV’s ability to obtain and maintain required permits and approvals and to successfully operate, in particular, may be adversely impacted by real or perceived detrimental events associated with the JV’s activities or those of other resource companies affecting the environment, human health and safety of the surrounding communities. Delays in obtaining or failure to obtain, renew, or retain government permits and approvals may adversely affect the JV’s operations, including its ability to explore or develop properties, commence production or continue operations.

Land title

The validity of exploration, development and mining interests and the underlying mineral claims, mining claims, mining leases, tenements and other forms of land and mineral tenure held by the JV, which fundamentally constitute the JV’s property holdings, can be uncertain and may be contested and the JV’s properties are subject to various encumbrances, including royalties.

Acquisition of title to mineral properties is a very detailed and time-consuming process, and the JV’s title to its properties may be affected by prior unregistered encumbrances, agreements or transfers, or undetected defects. Although the JV has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to exploration and undeveloped properties, may be defective. A successful challenge to the JV’s title to its properties could result in the JV being unable to operate on its properties as anticipated or being unable to enforce its rights with respect to its properties which could have a material adverse effect on the JV. Assuming the JV has good and marketable title to its immediate operating interests in order to operate efficiently, the JV may further need to acquire other title, such as surface title, easements or rights of way, which may encroach on the title to property of third parties. There is no guarantee that such further title, easements or rights of way necessary for the JV’s operations may be acquired by the JV and the failure to acquire same, or to acquire the same in a timely fashion, may materially impede the JV’s operations.

Geotechnical

Mining, by its very nature, involves the excavation of soils and rocks. The stability of the ground during and after excavation involves a complicated interaction of static and dynamic stresses (including induced stresses such as blasting), gravity, rock strength, rock structures (such as faults, joints, and bedding), groundwater pressures and other geo-mechanical factors.

Additionally, excavated ore and waste may be deposited in dumps or stockpiles, or used in the construction of tailings dams and roads or other civil structures, which may be very large. These dumps, stockpiles, dams, etc. may also be subject to geotechnical failure due to over-steepening, seismically induced destabilization, water saturation, material degradation, settling, overtopping, foundation failure or other factors.

The JV employs internal geotechnical experts, external consultants and third-party reviewers and auditors who use industry-standard engineering data gathering, analyses, techniques and processes to manage the geotechnical risks associated with the design and operation of a mine and the related civil structures. However, due to unforeseen situations and to the complexity of these rock masses and large rock and soil civil structures, geotechnical failures may still occur which could result in the temporary or permanent closure of all or part of a mining operation and/or damage to mine infrastructure, equipment or facilities, which materially impacts mineral production and/or results in additional costs to repair or recover from such geotechnical failures and the resulting damage.

Community risk

Maintaining a positive relationship with the communities in which the JV operates is critical to continuing successful operation of the AGM as well as construction and development of existing and new projects. Community support for mining operations is a key component of a successful mining venture.

As a mining business, the JV may come under pressure in the jurisdictions in which it operates, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which the JV operate) benefit and will continue to benefit from the JV’s commercial activities, and/or that it operates in a manner that will minimize any potential damage or disruption to the interests of those stakeholders. The JV may face opposition with respect to current and future development and exploration projects which could materially adversely affect the business, results of operations, financial condition of the JV and the Company and the Company’s share price.

Surrounding communities may affect or threaten the security of the mining operations through the restriction of access of supplies and the workforce to the mine site or the conduct of artisanal mining at or near the mine sites. The material properties of the JV may be subject to the rights or asserted rights of various community stakeholders, including indigenous people, through legal challenges relating to ownership rights or rights to artisanal mining. The JV is exposed to artisanal and illegal mining activities in close proximity to its operations that may cause environmental issues and disruptions to the operations and relationships with governments and local communities.

Infrastructure and Water Access

The JV’s operations are carried out in geographical areas which lack developed infrastructure and are subject to various other risk factors, including the availability of sufficient water supplies. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs. Lack of such infrastructure or unusual or infrequent weather phenomena, sabotage, terrorism, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and/or results of operations of the JV and the Company.

The JV’s failure to obtain needed water permits, the loss of some or all of the JV’s water rights for any of its mines or shortages of water due to drought or loss of water permits could require the JV to curtail or close mining production and could prevent the JV from pursuing expansion opportunities.

Exploration and development risks

Exploration

Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that the JV will be successful in its exploration efforts.

The JV’s ability to increase mineral reserves is dependent on a number of factors, including the geological and technical expertise of the JV’s management and exploration teams, the quality of land available for exploration and other factors. Once gold mineralization is discovered, it can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.

Substantial expenditures are required to carry out exploration and development activities to establish proven and probable mineral reserves and determine the optimal metallurgical process to extract the metals from the ore.

Once the JV has found ore in sufficient quantities and grades to be considered economic for extraction, metallurgical testing is required to determine whether the metals can be extracted economically. There may be associated metals or minerals that make the extraction process more difficult.

There is no assurance that the JV’s exploration programs will expand the JV’s current mineral reserves or replace them with new mineral reserves. Failure to replace or expand the mineral reserves could have an adverse effect on the JV and the Company.

Mine development

The execution of the P5M and P10M development plans will require the construction and operation of an open-pit mine, a conveyor, an upgraded CIL plant and the addition of a floatation tank. As a result, the JV and the Company is and shall continue to be subject to all of the risks associated with establishing new mining operations including:

  the availability of funds to finance construction and development activities;

  the receipt of required governmental approvals and permits;

  the availability and costs of skilled labour and the ability of key contractors to perform services in the manner contracted for;

  unanticipated changes in grade and tonnage of ore to be mined and processed;

  unanticipated adverse geotechnical conditions;

  incorrect data on which engineering assumptions are made;

  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials, skilled labour, security and supplies;

  adequate access to the site and unanticipated transportation costs or disruptions; and

  potential opposition or obstruction from non-governmental organizations, environmental groups, terrorists or local groups which may delay or prevent development activities.

Any delay in the performance of any one or more of the contractors, suppliers, consultants or other persons on which the AGM is dependent in connection with the execution of P5M and P10M, a delay in or failure to receive the required governmental approvals and permits in a timely manner or on reasonable terms, or a delay in or failure in connection with the completion and successful operation of the operational elements in connection with P5M and P10M could delay or prevent the construction and start-up of the mine as planned. In addition, ongoing updates to the second phase of the MRE and MRev for the AGM and the completion of the 2019 LoM Plan may also impact materially on whether the JV determines to proceed with these projects. If the JV does decide to proceed, there can be no assurances that the construction and start-up plan for P5M or P10M will be successful.

Risks Relating to the Value of Securities

The Company’s Common Shares may experience price and volume volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations, which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Company’s securities, and the price may decline below their acquisition cost. As a result of this volatility, investors may not be able to sell their securities at or above their acquisition cost.

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in the countries where the Company carries on business and globally, and market perceptions of the attractiveness of particular industries. The price of securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuation and the political environment in the countries in which the Company does business and globally.

In the past, following periods of volatility in the market price of a Company’s securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm the Company’s profitability and reputation.

Financial Risks

Gold price fluctuations

The JV’s revenues depend in part on the market prices for gold. Gold prices fluctuate widely and are affected by numerous factors beyond the JV’s control including central bank lending, sales and purchases of gold, producer hedging activities, expectations of inflation, the level of demand for gold as an investment, speculative trading, the relative exchange rate of the U.S. dollar with other major currencies, interest rates, global and regional demand, political and economic conditions and uncertainties, industrial and jewelry demand, production costs in major gold producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. The JV does not currently hedge its gold sales although it may do so in future. Fluctuations in gold prices may materially and adversely affect the financial performance or results of operations of the JV and the Company.

Insufficient financing

To fund growth, the JV and the Company may need to secure necessary capital through loans or other forms of financing. The availability of this capital is subject to general economic conditions and lender and investor interest in the JV and the Company and their respective projects. A decision regarding the long-term transportation solution for P5M has been deferred until 2019 and the JV partners will consider the optimal timing of the large-scale development of Esaase, based on their respective balance sheets, cash positions and market conditions. Similarly, a construction decision to proceed with P10M will be at the discretion of the JV partners and dependent on the balance sheet of the JV, the Company and its JV partners and financing opportunities, as well as favourable market conditions.

In addition, the JV and the Company may seek funding to further its search and exploration for new mineral deposits and their development. Financing may not be available when needed or, if available, may not be available on terms acceptable to the JV or the Company. Failure to obtain any financing necessary for the capital expenditure plans of the JV and the Company may result in a delay or indefinite postponement of exploration, development or production on any or all of the properties of the JV and the Company.

Shareholder dilution

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategic plans, market and forecasted gold prices, the mining industry, general economic conditions and associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, issue new common shares, purchase common shares for cancellation pursuant to normal course issuer bids, issue new debt or reimburse existing debt. The constating documents of the Company allow it to issue, among other things, an unlimited number of Common Shares for such consideration and on such terms and conditions as may be established by the Board of Directors of the Company, in many cases, without the approval of shareholders. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into common shares of Asanko or the effect, if any, that future issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of previously authorized but unissued common shares or securities convertible into common shares would result in dilution, possibly substantial, to present and prospective holders of common shares.

Market Price of Common Shares

The Company’s common shares are publicly traded and are subject to various factors that have historically made the common share price volatile. The market price of Asanko’s common shares has experienced, and may continue to experience, significant volatility, which may result in losses to investors. The market price of Asanko’s common shares may increase or decrease in response to a number of events and factors, including: operating performance and the performance of competitors and other similar companies, volatility in metal prices, the public’s reaction to news releases on developments at mines and other properties, material change reports, other public announcements and the Company’s filings with the various securities regulatory authorities, changes in earnings estimates or recommendations by research analysts who track Asanko’s common shares or the shares of other companies in the resource sector, changes in general economic and/or political conditions, the number of common shares to be publicly traded after an offering of Asanko’s common shares, the arrival or departure of key personnel, acquisitions, strategic alliances or joint ventures involving the Company’s or its competitors, and the other risk factors described herein.

In addition, the global stock markets and prices for mining company shares have experienced volatility that often has been unrelated to the operating performance of such companies. These market and industry fluctuations may adversely affect the market price of Asanko’s common shares, regardless of its operating performance. The variables which are not directly related to the Company’s success and are, therefore, not within the Company’s control, include other developments that affect the market for mining company shares, the breadth of the public market for Asanko’s common shares and the attractiveness of alternative investments.

The effect of these and other factors on the market price of Asanko’s common shares on the exchanges on which they trade has historically made Asanko’s common share price volatile and suggests that the common share price will continue to be volatile in the future.

Interest rates

Increases in interest rates could cause to increase the Company’s cost of capital, which in turn may affect the feasibility of financing future development projects. In addition, the Company’s financial results are affected by movements in interest rates, as it forms an important factor in the estimation of the fair value of certain assets and liabilities of the JV and the Company.

Foreign currency and foreign exchange

The JV receives revenue from operations in US dollars but incurs a portion of its operating expenses and costs in foreign currencies including Ghanaian Cedis, South African Rand, and Canadian dollars. Similarly, the Company raises its capital in Canadian dollars and US dollars, as applicable, yet incur expenses in foreign currencies including South African Rand and Australian dollars. Each of these currencies fluctuates in value and is subject to their own country’s political and economic conditions and the JV and the Company is therefore subject to fluctuations in the exchange rates between the US dollar, the Canadian dollar and these currencies. These fluctuations could have a material effect on the future cash flow, business, results of operations and financial condition of the JV and the Company and on the share price of the Company. Foreign currency fluctuations may also lead to higher construction, development and costs other than anticipated. The JV and the Company does not currently hedge against currency exchange risks, although it may do so from time to time in the future.

Credit rating downgrade

Any debt issued by the JV or the Company may have a non-investment grade rating, and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Consequently, real or anticipated changes in the credit ratings of the JV and the Company will generally affect the market value of any debt of the JV and the Company. Additionally, credit ratings may not reflect the potential effect of risks relating to the structure of any debt of the JV and the Company. Any future lowering of the ratings for the JV and the Company likely would make it more difficult or more expensive to obtain debt financing.

Taxation

The JV and the Company has operations and conducts business in a number of different jurisdictions and is subject to the taxation laws of each such jurisdiction. These taxation laws are complicated and subject to changes and are subject to review and assessment in the ordinary course. Any such changes in taxation law or reviews and assessments could result in higher taxes being payable by the JV and the Company, which could adversely affect profitability. Taxes and other local laws and requirements may also adversely affect the ability of the JV and the Company to repatriate earnings and otherwise deploy assets.

In addition, the JV and the Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the financial condition and operating results of the JV and the Company.

Control of AGM cash flows and Operation through a Joint Venture

Asanko expects the AGM to generate positive operating cash flows, however, these funds are not within the Company’s exclusive control as the disposition of cash from the AGM is governed by the JVA. The JVA provides that “Distributable Cash” will be calculated and distributed quarterly if available. “Distributable Cash” means an amount to be calculated at each calendar quarter-end, as being the lesser of (i) cash and cash equivalents which are projected at that time to be surplus to all the JV companies taken together, after providing for all amounts anticipated to be required to be paid during a period of least the ensuing two calendar quarters in order to pay the net obligations (net of anticipated revenues during such two subsequent quarters) which will arise out of the operations contemplated by the current approved program and budget while also providing for retention of a reasonable amount of cash and cash equivalents for working capital, contingencies and reserves, all of which factors shall be considered by the management committee); and (ii) the maximum amount permissible for distributions to shareholders of a particular JV company at that time in accordance with applicable law and the terms of any third party loan or other agreement in effect which limits distributions from the JV companies. Distributable cash is to be paid out by the JV in certain priority generally to interest and principal of loans, redemption of the preferred shares issued by JV Finco (of which shares each partner will hold $185 Million by end of 2019 latest) and finally as dividends on common shares of the JV companies (which the JV partners own 45:45 with the Government of Ghana holding 10%). See section “Corporate risks - Risks associated with Joint Ventures” below.

Repatriation of funds

The Company may need to repatriate funds from foreign affiliates to service indebtedness or fulfill the Company’s business plans, in particular in relation to ongoing expenditures at development assets unrelated to the JV. Asanko may not be able to repatriate funds, or may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels, and such costs could be material.

Financial reporting risks

Inadequate controls over financial reporting

The Company assessed and tested, for its 2018 fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing the effectiveness of the Company’s internal controls over financial reporting. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing and timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information required to be reported. Accordingly, the Company’s management does not expect that its internal control over financial reporting will prevent or detect all errors and all fraud.

Public company obligations

The Company’s business is subject to evolving corporate governance and public disclosure regulations that have increased both the Company’s compliance costs and the risk of non-compliance, which could have an adverse effect on the Company’s stock price.

The Company is subject to changing rules and regulations promulgated by a number of U.S. and Canadian governmental and self-regulated organizations, including the SEC, the Canadian Securities Administrators, the NYSE American, the TSX, and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by the U.S. Congress, making compliance more difficult and uncertain.

Carrying value of assets

The carrying value of the assets of the JV and the Company is compared to internal estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. The fair value estimates of the JV and the Company are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.

If there are no mitigating valuation factors and the JV and the Company do not achieve their valuation assumptions, or they experience a decline in the fair value of their reporting units, it could result in an impairment charge, which could have an adverse effect on the JV and the Company.

Change in reporting standards

Changes in accounting or financial reporting standards may have an adverse effect on the financial condition and results of operations of the JV and the Company in the future.

Corporate risks

Insurance and Uninsured risks

Where economically feasible and based on availability of coverage, a number of operational, financial and political risks are transferred to insurance companies. The availability of such insurance is dependent on the past insurance losses and records of the JV and the Company and general market conditions. Available insurance does not cover all of the potential risks associated with a mining company’s operations. The JV and the Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, insurance coverage may not be available in the future or may not be adequate to cover any resulting loss, and the ability to claim under existing policies may be contested. Moreover, insurance against risks such as the validity and ownership of unpatented mining claims and mill sites and environmental pollution or other hazards as a result of exploration and production is not generally available to the JV or the Company or to other companies in the mining industry on acceptable terms. As a result, the JV and the Company might become subject to liability for environmental damage or other hazards for which it is completely or partially uninsured or for which it elects not to insure because of premium costs or other reasons. Losses from these events may cause the JV and the Company to incur significant costs that could have a material adverse effect upon the financial condition and/or results of operations of the JV and the Company.

Litigation

The JV and the Company may be subject to litigation arising in the normal course of business and may be involved in disputes with other parties, including governments and its workforce, in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price, failure to comply with disclosure obligations or the presence of illegal miners or labour disruptions at its mine sites. The results and costs of litigation cannot be predicted with certainty. If the JV or the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the financial performance, cash flow and results of operations of the JV and the Company.

In the event of a dispute involving the foreign operations of the Company’s affiliates, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s ability to enforce its rights or its potential exposure to the enforcement in Canada or locally of judgments from foreign courts could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Reputational risk

Damage to Asanko’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although Asanko believes that it and the JV operate in a manner that is respectful to all stakeholders and takes care in protecting its image and reputation, it does not have control over how it is perceived by others. Any reputation loss could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial condition of the JV and the Company and the Company’s share price.

Acquisitions

The Company may pursue the acquisition or disposition of producing, development or advanced stage exploration properties and companies. The search for attractive acquisition opportunities and the completion of suitable transactions are time consuming and expensive, and may be unsuccessful. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, obtain necessary regulatory approvals and integrate the acquired operations successfully with those of the Company or the JV. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations and may expose the Company to new geographical, political, operational, financial and geological risks. For example:

  there may be a significant change in commodity prices after the Company has committed to complete an acquisition and established the purchase price or share exchange ratio;

  a material ore body may prove to be below expectations;

  the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies, maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization;

  the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, suppliers and contractor; and

  the acquired business or assets may have unknown liabilities which may be significant.

Competitors

The Company competes with other mining companies and individuals for mining interests on attractive exploration properties and the acquisition of mining assets, including competitors with greater financial, technical or other resources. This may increase the risk of higher costs when acquiring suitable claims, properties and assets or of even making such acquisitions on terms acceptable to the Company. There can be no assurance that the Company will be able to compete successfully with its competitors in acquiring such properties and assets.

Information systems security threats

The Company and the JV is reliant on the continuous and uninterrupted operation of its IT systems. User access and security of all IT systems can be critical elements to the operations of the Company and the JV. Protection against cyber security incidents, cloud security and security of all of the IT systems of the JV and the Company are critical to the operations of the JV and the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the JV and the Company.

The IT systems of the JV and the Company could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the employees or vendors of the JV and the Company. A cyber security incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs.

If any of the foregoing events, or other risk factor events not described herein occur, the business, financial condition or results of operations of the JV and the Company could suffer. In that event, the market price of the Company’s securities would likely, absent positive catalysts, decline and investors could lose part or all of their investment.

Risk associated with joint ventures

Since the conclusion of the JV Transaction on July 31, 2018, the Company’s primary asset is held through a joint venture arrangement with Gold Fields, which exposes the Company to various additional risks. The existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of the Company’s interest in the AGM, which could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition:

  disagreements with partners on how to operate the AGM and whether and how to develop the AGM;
  inability to exert influence over certain strategic decisions made in respect of the AGM; including development decisions relating to the second phase of the P5M and the P10M projects;
  inability of the Company to meets its own obligations under the JVA;
  inability of the Company to make its required contributions under the JVA which may result in dilution to the Company’s interest in the JV;
  inability of partners to meet their obligations to the joint venture, joint operation or third parties;
  decisions under the dispute resolution provisions of the JVA may not be resolved in the Company’s favour; and
  litigation between partners regarding joint venture or joint operation matters.

In addition, the Company is the manager of the JV operations for which it receives fees under the Services Agreement for direct services and supervised activities capped at $6 million per year. The Company is obliged to provide services to a professional standard and to otherwise comply with the obligations of the Services Agreement. If the Company were to fail to meet the required standards and obligations under the Services Agreement, it could be removed as manager and would lose entitlement to these fees.

The Company’s inability to control the JV may impact adversely on the ability of the Company to raise funds to fund its contributions to the JV, which may ultimately result in dilution to the Company’s interest in the JV.

Other risks and uncertainties

The exploration, development and mining of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted above do not necessarily comprise all risks faced by the Company or the JV. Additional risks and uncertainties not presently known to the Company or that management currently consider immaterial may also impair the business, operations and future prospects of the JV and the Company. If any of the following risks actually occur, the business of the JV and the Company may be harmed and their financial condition and results of operations may suffer significantly.

DIVIDENDS AND DISTRIBUTIONS

Asanko has no fixed dividend policy and has not declared any dividends on its Common Shares since its incorporation. Asanko currently expects to retain any potential future earnings to finance growth and expand its operations and does not anticipate paying any dividends on its Common Shares in the foreseeable future. Subject to the Business Corporations Act (British Columbia) (the “BCBCA”), the actual timing, payment and amount of any dividends declared and paid by the Company will be determined by and at the sole discretion of Asanko’s board of directors from time to time based upon, among other factors, the Company’s cash flow, results of operations and financial condition, the need for funds to finance ongoing operations and exploration, and such other considerations as the board of directors in its discretion may consider or deem relevant.

DESCRIPTION OF CAPITAL STRUCTURE

Common Shares

Asanko’s authorized capital consists of an unlimited number of Common Shares without par value. At December 31, 2018, there were 225,804,614 Common Shares issued and outstanding. As at March 27, 2019, there were 225,804,614 shares issued and outstanding.

Each Common Share entitles the holder to one vote at all meetings of the Company’s shareholders. The holders of the Company’s Common Shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid Common Shares of Asanko. If the Company is dissolved, wound-up, whether voluntary or involuntary, or there is a distribution of Asanko’s assets among shareholders for the purpose of winding-up its affairs, the holders of the Company’s Common Shares are entitled to receive Asanko’s remaining property.

Constraints

There are no constraints imposed on the ownership of the Common Shares by corporate law. There are certain Government review requirements regarding foreign investment in Canadian companies which are not expected to be relevant to Asanko shareholders.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares trade on the TSX and NYSE American under the symbol “AKG”.

The following table sets out the low and high sale prices and the aggregate volume of trading of the Company’s Common Shares on the TSX for the months indicated (Canadian Dollars) and NYSE American for the months indicated (US Dollars).

	TSX Price Range
Month	High (C$)	Low (C$)	Total Volume
January 2018	1.28	0.81	19,974,100
February 2018	1.30	0.93	8,458,000
March 2018	1.32	0.91	12,485,300
April 2018	1.54	1.14	11,119,200
May 2018	1.79	1.40	8,331,700
June 2018	1.63	1.27	3,028,900
July 2018	1.53	1.28	2,527,000
August 2018	1.36	1.05	2,676,800
September 2018	1.15	0.96	3,542,700
October 2018	1.19	0.99	3,877,700

	TSX Price Range
Month	High (C$)	Low (C$)	Total Volume
November 2018	1.04	0.80	3,301,700
December 2018	0.99	0.80	1,910,600
January 2019	1.05	0.87	1,686,100
February 2019	1.05	0.90	1,812,900
March 1 to 27, 2019	0.94	0.83	1,565,965

	NYSE MKT Price Range
Month	High ($)	Low ($)	Total Volume
January 2018	1.05	0.65	33,710,800
February 2018	1.04	0.74	15,684,000
March 2018	1.02	0.69	25,946,400
April 2018	1.21	0.89	19,351,900
May 2018	1.38	1.08	13,035,900
June 2018	1.26	0.96	10,141,600
July 2018	1.17	0.98	5,203,200
August 2018	1.04	0.81	6,973,600
September 2018	0.88	0.72	5,525,900
October 2018	0.92	0.75	4,497,000
November 2018	0.80	0.60	4,191,800
December 2018	0.76	0.56	8,641,200
January 2019	0.80	0.63	5,465,100
February 2019	0.80	0.68	4,136,500
March 1 to 27, 2019	0.70	0.61	5,354,790

PRIOR SALES

From January 1, 2018 to December 31, 2018 the Company issued the following securities:

	Average Price per
	Security/Average Exercise
	Price per Security (C$
Date	unless otherwise
Common Shares	indicated)	Number of Securities

Issued pursuant to JV Transaction

April 4, 2018	C$1 .01	22,354,657

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company from January 1, 2018 to December 31, 2018.

			Exercise or conversion price
		Number of Common Shares	per Common Share
		issuable upon exercise or	(C$ unless otherwise
Date	Type of Security Issued	conversion	indicated)
February 6, 2018	Stock Options	2,590,000	C$1.07
June 8, 2018	Stock Options	72,000	C$1.51
August 20, 2017	Stock Options	27,802	C$1.14
November 16, 2017	Stock Options	50,000	C$0.89

DIRECTORS AND EXECUTIVE OFFICERS

Name, Occupation and Security Holding

The following table sets out the names, province or state and country of residence, positions with or offices held with the Company, and principal occupation for the past five years of each of Asanko’s directors and executive officers, as well as the period during which each has been a director of the Company.

The term of office of each director of Asanko expires at the annual general meeting of shareholders each year.

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
COLIN STEYN Chairman,Director Western Cape, South Africa	Retired businessman, formerly involved in managing public companies, Director of the Company; past Chief Executive Officer of LionOre Mining International, Ltd; past Director of Mantra Resources Ltd; Past Non-Executive Chairman of Coalspur Mines Ltd; past Director of Mirabela Nickel Limited (“Mirabela”);	October 15, 2012
MARCEL DE GROOT(3)(4) Director British Columbia, Canada	Independent consultant involved in managing public companies, Director of the Company; Director of Equinox Gold Corp.; past Chairman and Director of Luna Gold Corp.; Past Director of Northern Dynasty Minerals Ltd., Sandstorm Metals & Energy Ltd., Underworld Resources Inc., Esperanza Resources, Premier Royalty, Lowell Copper and Anthem United.	October 1, 2009
WILLIAM SMART (4)(5) Director Guernsey, Channel Islands	Businessman involved in managing public companies, Director of the Company; past Director of Mantra Resources Ltd; past Director of Coalspur Mines Ltd.	November 11, 2015
GORDON J. FRETWELL(3)(4) Director British Columbia, Canada	Lawyer, Director of the Company; Director of Auryn Resources Inc., Coro Resources Corp and Quartz Mountain Resource Ltd.; past Directors of Northern Dynasty Minerals Ltd., Curis Resources Ltd., Benton Resources Corp., Lignol Energy Corp. (“Lignol”), and Pine Valley Mining Corporation.	February 24, 2004
MICHAEL PRICE(3)(5) Director London, UK	Mining finance consultant and advisor, Director of the Company; Director of Eldorado Gold. Corporation; past Director of Buffalo Coal Corporation and Q Resources plc.	February 6, 2013
PETER BREESE(5)(6) Chief Executive Officer, President and Director Gauteng, South Africa	Businessman involved in managing public companies, Chief Executive Officer, President and Director of the Company; past Chief Executive Officer, President and Director of Mantra Resources Limited; past Director of Rockridge Capital Corp. and Coalspur Mines Limited.	October 15, 2012

Name, Position and Province/State and Country of Residence (1)	Principal Occupation During the Past Five Years (1)	Director or Officer Since(2)
SHAWN WALLACE Director British Columbia, Canada	Businessman involved in managing public companies, Director of the Company; Past Executive Chairman and Chief Executive Officer of the Company; Chief Executive Officer, President and Director of Auryn Resources Inc.; Director of Stratton Resources Inc; past Chairman and Director of Cayden Resources Inc.; past Director of Full Metal Minerals Inc.	March 3, 2010
FAUSTO DI TRAPANI(6) Chief Financial Officer and Corporate Secretary British Columbia, Canada	Chief Financial Officer of the Company; joined Asanko in 2012 as Executive: Finance. Previously Mr. Di Trapani held senior financial management roles at Mantra Resources Limited, Norilsk Nickel International and BHP Billiton.	January 11, 2017

Notes:
(1)	The information as to province of residence and principal occupation, is not within the knowledge of the Company, and has been individually provided by the respective directors and officers.
(2)	Each of the Company’s directors serve until the next annual general meeting of shareholders or until a successor is elected or appointed. The Company’s officers serve at the determination of the Company’s board of directors.
(3)	Member of the Audit Committee.
(4)	Member of the Compensation, Nominating and Governance Committee.
(5)	Member of the Safety, Health, Environment & Communities Committee.
(6)	Member of the Disclosure Committee.

As of the date of this AIF, the directors and executive officers of the Company, as a group, own beneficially, directly or indirectly, or exercise control or direction over 5,061,681 common shares representing approximately 2.2% of the issued and outstanding common shares of the Company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is, as at the date of this AIF, or has been, within ten (10) years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within ten (10) years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Steyn was a director of Mirabela from October 2009 until January 11, 2014. On February 25, 2014, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalization of Mirabela, subject to certain terms and conditions. Mirabela also announced the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Under the PSA the recapitalization was effected through a recapitalization and restructuring plan, implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Mr. Fretwell was a director of TSX-V listed Lignol Energy Corporation (“Lignol”) from January 2007 to May 2015. Lignol went into receivership on August 22, 2014.

In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

Conflicts of Interest

Directors and officers of Asanko are also directors, officers and/or promoters of other reporting and non-reporting issuers, which raises the possibility of future conflicts in connection with property opportunities which they may become aware of and have a duty to disclose to more than the issuer on whose board they serve. This type of conflict is common in the junior resource exploration industry and is not considered an unusual risk. Conflicts, if any, will be subject to the procedures and remedies provided under the BCBCA.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no material legal proceedings or regulatory actions to which the Company is a party or, to the best of the Company’s knowledge, to which any of the Company’s properties may be affected.

However, due to the nature of its business, the Company may be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company’s financial condition or future results of operations.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the best knowledge of Asanko’s management, no (a) director or executive officer of the Company; (b) person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities; or (c) an associate or affiliate of any of the persons or companies referred to in paragraphs (a) or (b), had any material interest, direct or indirect, in any transaction since the Company’s incorporation or during the current financial year.

TRANSFER AGENT AND REGISTRAR

Asanko’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

MATERIAL CONTRACTS

The following are the material contracts to which the Company or its subsidiaries are a party to as of the date of this AIF, which currently can reasonably be regarded as material to a security holder of the Company, copies of which have been filed at www.sedar.com as required under section 12.2 of National Instrument 51-102 Continuous Disclosure Requirements:

  The Offtake Agreement, a redacted copy of each was SEDAR filed, on February 5, 2015;

  Shareholders Rights Plan Agreement (“Rights Plan”) between the Company and Computershare Investor Services Inc., as Rights Agent, dated as of May 24, 2016, which Rights Plan will expire at the termination of the annual general meeting of the Company held in 2019;

  The Combination Agreement;

  The Joint Venture Companies and Shareholders’ Agreement,

  The Services Agreement, and

  The Investor Rights Agreement.

INTERESTS OF EXPERTS

Names of Experts

1.

The following are the persons or companies who were named as having prepared or certified a statement, report or valuation in this AIF either directly or in a document incorporated by reference and whose profession or business gives authority to the statement, report or valuation made by the person or company:

	(a)	Charles J. Muller, B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd., Johannesburg, South Africa;

	(b)	Malcolm Titley, BSc (Geology and Chemistry), MAIG, MAusIMM, CSA Global Principal Geologist;

	(c)	Phil Bentley, PR.Sci.Nat, FGSSA, MSc, MSc (Minex), Geology and former Resources Executive for Asanko;

(d)	Thomas Obiri-Yeboah, B.Sc Eng (Mining), Pr Eng;

(e)	Glenn Bezuidenhout, National Diploma (Extractive Metallurgy), FSIAMM;

(f)	David Morgan, M.Sc. Eng (Civil), CP Eng;

(g)	Doug Heher, B.Sc Eng (Mechanical), Pr Eng.;

(h)	Godknows Njowa, M.Sc Eng (Mining), PrEng.

(i)	Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng.)

2.

KPMG Chartered Professional Accountants, of Vancouver, British Columbia, has prepared the Auditor’s Report with respect to the consolidated financial statements of Asanko for the financial years ended December 31, 2018 and 2017.

Interests of Experts

To the Company’s knowledge, Messrs. Muller, Titley, Bentley, Obiri-Yeboah, Bezuidenhout, Morgan, Heher, Njowa and Fourie do not hold, directly or indirectly, any of the Company’s issued and outstanding Common Shares.

The aforementioned persons have not received any direct or indirect interest in any securities of the Company or of any associate or affiliate of the Company in connection with the preparation of the Asanko 12/17 DFS. Other than Mr. Fourie, who is currently employed by Asanko, none of the aforementioned persons are currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

KPMG LLP, the Company’s independent auditors, has audited Asanko’s consolidated financial statements for the years ended December 31, 2018 and 2017. As at the date of their report, KPMG LLP has confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

ADDITIONAL INFORMATION

Additional Information

Additional financial information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information relating to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of Asanko’s securities, and securities authorized for issuance under equity compensation plans, is contained in the 2018 shareholders meeting Management Information Circular.

Additional financial information is provided in Asanko’s financial statements and related MD&A for the year ended December 31, 2018.

Controls and Procedures

Disclosure Controls and Procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s President and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2018, such procedures are adequate to ensure accurate, complete and timely disclosures in public filings.

Management’s Report on Internal Control over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s management, with the participation of its President and Chief Executive Officer and its Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management and the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2018, the Company’s internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

Other than the processes and controls applied in the Company’s equity accounting for its interest in the JV, there has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Audit Committee, Code of Ethics, Accountant Fees and Exemptions

Audit Committee Charter

The Audit Committee is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws.

The Company’s audit committee charter can be viewed on the Company’s website at https://www.asanko.com/Governance/Governance-Documents/default.aspx.

Composition of Audit Committee

The Company’s Board of Directors has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 803(B)(2) of the NYSE American Company Guide. The Company’s Audit Committee is comprised of the following three directors that the Board of Directors have determined are independent as determined under each of National Instrument 52-110 Audit Committees, Rule 10A-3 of the Exchange Act and Section 803(A) of the NYSE American Company Guide: Marcel de Groot (Chairman), Gordon Fretwell and Michael Price. Each of Messrs. de Groot, Fretwell and Price is financially literate within the meaning of National Instrument 52-110 Audit Committees and is able to read and understand fundamental financial statements, including a Company’s balance sheet, income statement, and cash flow statement as required under Section 803(B)(2)(iii) of the NYSE American Company Guide.

Relevant Education and Experience

Set out below is a brief description of the education and experience of each audit committee member that is relevant to the performance of his responsibilities as an audit committee member.

Marcel de Groot is a Chartered Accountant and a founder and President of Pathway Capital Ltd., a Vancouver based private venture capital corporation. Pathway Capital Ltd, formed in 2004, invests in and provides strategic support to early stage private and public companies. He is currently a director of Equinox Gold Corp.

Gordon Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Michael Price has been a Mining Finance Consultant and Adviser and London Representative of Resource Capital Funds since 2006 and has over 30 years’ experience in Mining and Investment banking. He has BSc and PhD degrees in mining engineering from University College Cardiff. Mr. Price also holds a Mine Manager’s Certificate of Competency (Coal Mines, South Africa) and professional engineering qualifications MIMMM and Eur Ing (FEANI).

Such education and experience provide each member with:

  an understanding of the accounting principles used by the Company to prepare its financial statements;
  the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;
  experience analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements; and
  an understanding of internal controls and procedures for financial reporting.

Pre-Approval Policies and Procedures

The Audit Committee’s charter sets out responsibilities regarding the provision of non-audit services by the Company’s external auditor. This policy encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditor’s independence and requires Audit Committee pre-approval of permitted audit and non-audit-related services.

Audit Fees

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

Nature of Services	Fees Paid to Auditor for Year Ended December 31, 2018	Fees Paid to Auditor for Year Ended December 31, 2017
Audit Fees(1)	C$569,013	C$768,049
Tax Fees(2)	Nil	Nil
All Other Fees(3)	Nil	Nil
Total	C$569,013	C$768,049

Notes:

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(3)	“All Other Fees” include all other non-audit services.